Exhibit 99.1

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base date: 12.31.2015

(in compliance with Attachment 24 of CVM Instruction No. 480 of December 7, 2009, or “CVM Instruction 480” and following its updates)

Identification	Itaú Unibanco Holding S.A. a corporation enrolled with the Legal Entity Taxpayer’s Registry under CNPJ/MF No. 60.872.504/0001-23, with its incorporation documents duly filed with the Board of Trade of the State of São Paulo under NIRE No. 35.3.0001023-0, registered as a listed company before the Brazilian Securities Commission (“CVM”) under No. 19348 (“Bank” or “Issuer”).

Head office	The Issuer’s head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Investor Relations Office	The Bank’s Investor Relations area is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição - 9th floor, in the City of São Paulo, State of São Paulo. The Investor Relations Officer is Mr. Marcelo Kopel. The phone number of the Investor Relations Department is (0xx11) 2794 3547 , fax is (0xx11) 5019 8717 and e- mail is investor.relations@itau-unibanco.com.br.

Independent Auditors of the Company	PricewaterhouseCoopers Auditores Independentes for the years ended 12/31/2015, 12/31/2014 and 12/31/2013.

Underwriter	Itaú Corretora de Valores S.A.

Shareholders Service	The Issuer’s Shareholders’ Service is provided at the branches of Itaú Unibanco S.A., of which the head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Newspapers in which the	Oficial do Estado de São Paulo (Official Gazette of the State of São
Company divulges its information	Paulo) and Valor Econômico.

Website	https://www.itau.com.br/investor-relations Information included in the Company’s website is not an integral part of this Reference Form.

Date of last review of this Reference Form	01/19/2017 (originally presented on 05/31/2016)

Historical resubmission

Version	Reasons for resubmission	Date of update
V2	Update in items 12.1, 12.5/12.6, 12.7/12.8, 12.13, 15.8, 17.5 and 19.2	06/14/2016
V3	Update in item 12.13	06/16/2016
V4	Update in items 11.1, 11.2 and 17.5	08/02/2016
V5	Update in item 12.2	08/12/2016
V6	Update in items 12.5, 12.6, 12.7, 12.8 and 12.13	08/23/2016
V7	Update in item 5.1	09/02/2016
V8	Update in items 12.2, 17.1, 17.2, 17.3 and 17.5	09/22/2016
V9	Update in items 15.8, 17.1 and 17.5	09/29/2016
V10	Update in items 10.3, 15.1/15.2, 15.3, 15.4, 15.7, 15.8, 19.2 and 19.3	10/10/2016
V11	Update in items 10.3 and 15.7	10/19/2016
V12	Update in items 15.1, 15.2, 15.3, 15.4, 15.8 and 19.2	11/01/2016
V13	Update in items 12.7, 12.8, 12.13, 20.1 and 20.2	12/05/2016
V14	Update in items 12.1d, 12.5/12.6, 12.7/12.8 and 12.13	12/20/2016
V15	Update in items 12.7, 12.8 and 12.13	12/29/2016
V16	Update in items 10.3 b, 12.5/6, 12.7/8 and 12.13.	01/19/2017

10.3. Executive officers should comment on the material effects that may have been caused or are expected to be caused to the Issuer’s financial statements and their results

a) Introduction or disposal of operating segments

Disclosure of Results per Segment

As of the first quarter of 2015, and as compared to 2014, we changed the presentation of our segments in order for them to reflect them with the bank’s current organizational structure. The following segments will be reported: Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The Retail Banking includes the previous Commercial Banking – Retail and Consumer Credit – Retail segments, with the transfer of Private Banking and Latam operations to the Wholesale Banking, and these are the main changes for the segment presentation.

The current business segments of Itaú Unibanco are described below:

✓	Retail Banking: the results of this segment arise from the offer of banking products and services to a diversified client base of individuals and companies, account and non-account holders. The segment includes retail clients, high net worth clients (Itaú Uniclass and Personnalité) and the companies segment (very small and small companies). This segment includes financing and credit offered outside the branch network, the offer of credit cards and Itaú BMG Consignado operations.

✓	Wholesale Banking: the results of the Wholesale Banking segment arise from products and services offered to middle-market companies, high-net worth clients (Private Banking), the activities of the Latin American units and of Banco Itaú BBA S.A. (“Itaú BBA”), the unit in charge of commercial operations with large companies and the performance in investment banking.

✓	Activities with the Market + Corporation: this segment records the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, Treasury operating costs, equity in earnings of companies not associated with each segment and the interest in Porto Seguro.

A new management structure for Itaú Unibanco

On February 23, 2015, changes were announced in the structure of Itaú Unibanco Holding S.A, chaired by Mr. Roberto Setubal, with the introduction of a new Executive Committee composed of three general managers (Wholesale, Retail, and Technology & Operations) and two vice-presidents (Management and Control of Risks & Finance; and Legal, Personnel & Institutional).

b) Incorporation, acquisition or disposal of ownership interest

2016

Acquisition of Citibank’s retail operations in Brazil

On October 8, 2016, Itaú Unibanco Holding S.A. (“IUH”) entered, by means of its subsidiaries Itaú Unbanco S.A. and Itaú Corretora de Valores S.A., into an Equity Interest Purchase Agreement with Banco Citibank S.A. and with other companies of its conglomerate (“Citibank”) for the acquisition of the retail activities (aimed at individuals) carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, asset management and insurance brokerage, as well as the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. (representing 5.64% of its capital) and in Cibrasec – Companhia Brasileira de Securitização (representing 3.60% of its capital), for R$ 710 million.

This operation will involve the corporate restructuring of some companies of the Citibank conglomerate so that the retail business in Brazil is spun off and transferred to the companies that will be the subject matter of the acquisition.

Citibank’s retail operations in Brazil (with 71 branches) includes, approximately, a client base of 315,000 current account holders, R$ 35 billion in deposits and managed assets (gross amounts on the base date of December 31, 2015), 1.1 million credit cards and a loan portfolio of R$ 6 billion. With this acquisition, IUH will have R$ 1,404 billion in assets. The impact on lUH’s core capital arising from this operation is estimated at approximately 40 bps (Full Basel III Ratio).

The completion of this operation is subject to compliance with some conditions precedent, including the obtainment of approval from the proper authorities, such as the Central Bank of Brazil and the Brazilian antitrust agency (CADE).

This operation is not expected to have significant impacts on the results for the current year.

Association with Banco BMG

On July 9, 2012, Itaú Unibanco entered into an Association Agreement with Banco BMG, aiming at the offering, distribution and sale of payroll loans through the incorporation of a financial institution, the Itaú BMG Consignado. After obtaining the required regulatory approvals, Banco BMG is now the controlling stockholder of Itaú BMG Consignado.

On April 29, 2014, through our subsidiary Itaú Unibanco S.A., we entered into a business combination agreement with Banco BMG, which sets forth the terms and conditions for the combination of the payroll loan business of both Banco BMG and Itaú BMG Consignado. The transaction was completed on July 25, 2014, after all applicable regulatory approvals were obtained. As a result of this business combination, Banco BMG’s interest in the total and voting capital stock of Itaú BMG Consignado increased from 30% to 40%, through a capital increase, which was fully subscribed and paid in by Banco BMG.

On September 29, Itaú Unibanco entered into an agreement for the purchase and sale of shares with Banco BMG. On December 28, 2016, after meeting certain conditions precedent provided for in the agreement, Itaú Unibanco purchased the totality of the interest held by Banco BMG in Itaú BMG Consignado, corresponding to 40% of total capital, for the approximate amount of R$1.46 billion.

Itaú Unibanco and BMG executed a new commercial agreement by means of which they will maintain an association for the distribution of payroll loans of Itaú BMG Consignado and its affiliates, on an exclusive basis, through certain distribution channels tied to BMG and its affiliates.

2015

Acquisition of Recovery

In December 2015, through our subsidiary Itaú Unibanco, we entered into a purchase agreement and other covenants with Banco BTG Pactual S.A. (BTG), by which Itaú Unibanco agreed to directly or indirectly acquire the total interest of BTG in Recovery do Brasil Consultoria S.A. (Recovery), equivalent to 81.94% of the company’s total stock, for the amount of R$640 million, restated based on interbank deposit rate (CDI) up to the closing date.

This same agreement also provided for Itaú Unibanco’s direct or indirect acquisition of 70% of the portfolio of R$38 billion (face value) in credit rights related to the recovery of portfolios held by BTG, for the amount of R$570 million, restated based on the CDI up to the closing date.

Established in 2000 in Argentina and present in Brazil since 2006, Recovery is the market leader in the management of overdue receivables portfolio. Recovery’s activities consist in prospecting and assessing portfolios, structuring and managing operations, acting in all segments, from individual to corporate loans, with financial and non-financial institutions, and offering a competitive advantage to its clients.

The expertise of Recovery and its management team in providing overdue credit recovery services will optimize Itaú Unibanco’s operations, which, together with the ongoing provision of services to third parties, will lead to a higher potential growth of Recovery’s activities.

The transaction was closed on March 31, 2016, after meeting certain conditions precedent usual in similar transactions, with the acquisition of 89.08% of interest in Recovery’s capital stock, of which 81.94% of BTG and 7.14% of other stockholders, and of approximately 70% of a portfolio of R$38 billion (face value) in credit rights owned by BTG.

Acquisition of ConectCar

On October 21, 2015, through our subsidiary Rede, we entered into an agreement for the purchase and sale of shares, by which we agreed to acquire from Odebrecht Transport S.A. 50% of the capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”), for R$170 million. The remaining 50% of ConectCar’s capital stock is held by Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A.

ConectCar is a provider of intermediation services for the automatic payment of tolls, fuels and parking lots, and in October 2015 it ranked as the second largest company in the sector. Conectar’s shareholding control will be shared by Rede and Ipiranga Produtos de Petróleo S.A.

The purchase and sale of shares was carried out and the shareholders’ agreement was entered into between Rede and Ipiranga Produtos de Petróleo S.A. on January 29, 2016, after the satisfaction of conditions precedent usual for operations of this nature, including obtaining applicable regulatory approvals.

2014

Large Risk Insurance Operation

On July 4, 2014, Itaú Unibanco entered into a “Share Purchase Agreement” with ACE Ina International Holdings, Ltd. (“ACE”), through which Itaú Unibanco and some of its subsidiaries agreed to sell their total interest in ISSC.

ISSC held the large risk insurance operations of Itaú Unibanco, which clients were middle-market and large companies with policies with high amounts insured. The transaction was approved by CADE on September 15, 2014, and by SUSEP on October 9, 2014.

Based on the pro forma data of December 31, 2013, the large risk insurance operations comprised: stockholders’ equity of R$364 million, assets of R$5.8 billion and technical provisions of R$4.6 billion.

After meeting certain conditions set forth in the agreement, ACE paid the amount of R$1.5 billion to Itaú Unibanco and its subsidiaries. The transfer of the shares and the financial settlement of the transaction were carried out on October 31, 2014, and the amount paid was adjusted by the amount of R$13.5 million on September 31, 2015 based on the different positions of the Stockholders’ Equity between the pro forma balance sheet date and the balance sheet date.

This transaction had an accounting effect, before taxes, of R$1.1 billion on Itaú Unibanco’s income for the period.

Itaú CorpBanca

On January 29,2014, we entered into an agreement with CorpBanca and its controlling stockholders, aimed at the merger of operations of Banco Itaú Chile and CorpBanca (“Transaction Agreement”). On June 2, 2015, together with our subsidiary Banco Itaú Chile, we entered into an amendment to the Transaction Agreement, in which we agreed, among others, that (i) CorpBanca will distribute to its stockholders additional dividends corresponding to (a) CLP$239,860 million in the fiscal year 2015 (equivalent to approximately US$395 million at that time), and (b) 124,105 UFs (unidad de fomento – Chilean indexed unit of account, daily adjusted to reflect the inflation rate of the previous month in Chile) (equivalent to approximately US$5 million at that time) concurrently to its distribution of the profits earned in the fiscal year 2015, and (ii) we will reduce the amount of dividends payable to Banco Itaú Chile’s stockholders in connection with the income to be distributed for the year ended December 31, 2014 by CLP$16,399 million (equivalent to approximately US$27 million).

In the last week of June 2015, Banco Itaú Chile and CorpBanca held their respective general stockholders’ meetings, at which stockholders representing over two-thirds of each bank’s capital stock approved the merger of Banco Itaú Chile with CorpBanca, as well as the new provisions on dividend distribution agreed on the amendment to the Transaction Agreement. On September 4, 2015, the last regulatory approval pending, from the Superintendency of Banks and Financial Institutions of Chile (Superintendencia de Bancos e Instituciones Financieras), was obtained and the merger was carried out on April 1, 2016. The surviving entity – Itaú CorpBanca – has succeeded Banco Itaú Chile in connection with all its assets, liabilities, rights, obligations, and licenses.

At that same date, we entered into a stockholders’ agreement with CorpBanca’s former controlling stockholders, which included provisions on the election of management members, issues subject to our joint approval, and the transfer of shares among us and to third parties accordingly.

Association with Banco BMG

On July 9, 2012, Itaú Unibanco entered into an Association Agreement with Banco BMG, aiming at the offering, distribution and commercialization of payroll loans through the incorporation of a financial institution, the Itaú BMG Consignado. After obtaining the required regulatory approvals, Banco BMG is now the controlling stockholder of Itaú BMG Consignado.

On April 29, 2014, through our subsidiary Itaú Unibanco S.A., we entered into a business unification agreement with Banco BMG, which sets forth the terms and conditions for the unification of the payroll loan business of both Banco BMG and Itaú BMG Consignado. The transaction was completed on July 25, 2014, after all applicable regulatory approvals were obtained. As a result of this business unification, Banco BMG’s interest in the total and voting capital stock of Itaú BMG Consignado increased from 30% to 40%, through a capital increase, which was fully subscribed and paid in by Banco BMG.

This transaction does not have material accounting effects on the results of Itaú Unibanco, which continued to consolidate Itaú BMG Consignado in its financial statements.

2013

Credicard

On May 14, 2013, Itaú Unibanco entered into a share purchase agreement with Banco Citibank S.A. for the acquisition of Banco Credicard S.A. (“Banco Credicard”) and Credicard Promotora de Vendas Ltda. (“Credicard Promotora”), for the approximate amount of R$2.9 billion, including the “Credicard” brand. The transaction was closed on December 20, 2013, after obtaining the proper regulatory approvals.

Banco Credicard and Credicard Promotora are the entities responsible for the offering and distribution of financial products and services under the “Credicard” brand, mainly personal loans and credit cards. In view of this transaction, Itaú Unibanco fully consolidated Banco Credicard and Credicard Promotora in the Consolidated Financial Statements as from December 2013 to August 31, 2014. Banco Credicard was merged into Banco Itaucard S.A. on August 31, 2014.

The allocation of the difference between the amount paid and that of the net assets at fair value gave rise to the recognition of goodwill from expected future profitability in the amount of R$1.8 billion and other intangible assets.

c) Unusual events or operations

In 2015, 2014 and 2013, we noted the occurrence of the following non-recurring events, net of tax effects, in the consolidated net income of Itaú Unibanco:

			R$ million
	2015	2014	2013
Recurring net income	23,832	20.619	15,836
Non-recurring events	(473)	(377)	(140)
Increase in the social contribution tax rate	3,988	-	-
Complementary allowance for loan losses	(2,793)	(668)	-
Provision for contingencies	(696)	(126)	(754)
Change in the Accounting Treatment of Financial Lease	(520)	-	-
Social security fund	(130)	-	-
Goodwill amortization	(162)	(177)	-
Program for Cash or Installment Payment of Taxes	37	(25)	508
Realization of assets and Impairment	(50)	(9)	(239)
Sale of large risk insurance operations	-	736	-
Criteria adjustment - Credicard	-	(37)	-
Porto Seguro	17	(60)	272
IRB	-	62	131
Improvement of the labor claim provision model	-	(74)	-
Other	(163)	-	(58)
Net income	23,360	20,242	15,696

12.5/6 - Composition and professional experience of the members of the Board of Directors and the Fiscal Counci

Name Individual Taxpayer’s Registry (CPF) Other positions held or functions performed at the Issuer	Date of birth Profession	Management body Elective office held Description of other position/ function	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings

Claudia Politanski 132.874.158-32 Not applicable.	08/31/1970 Lawyer	A Board of Officers’ member only 19 - Other officers Vice-President	04/28/2016 06/09/2016	Annual No	8 0.00%
Alexsandro Broedel Lopes 031.212.717-09 Member of the Disclosure and Trading Committee	10/05/1974 Accountant	A Board of Officers’ member only 19 - Other officers Executive Officer	04/28/2016 06/09/2016	Annual No	3 0.00%
Rodrigo Luís Rosa Couto 882.947.650-15 Not applicable.	08/08/1975 Administrator	A Board of Officers’ member only 19 - Other officers Officer	04/28/2016 06/09/2016	Annual No	5 0.00%
Matias Granata 228.724.568-56 Not applicable.	06/17/1974 Economist	A Board of Officers’ member only 19 - Other officers Officer	04/28/2016 06/09/2016	Annual No	2 0.00%
Adriano Cabral Volpini 162.572.558-21 Not applicable.	12/06/1972 Administrator	A Board of Officers’ member only 19 - Other officers Officer	04/28/2016 06/09/2016	Annual No	2 0.00%

Name Individual Taxpayer’s Registry (CPF) Other positions held or functions performed at the Issuer	Date of birth Profession	Management body Elective office held Description of other position/ function	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings

Alvaro Felipe Rizzi Rodrigues 166.644.028-07 Member of the Disclosure and Trading Committee	03/28/1977 Lawyer	A Board of Officers’ member only 19 - Other officers Officer	04/28/2016 06/09/2016	Annual No	2 0.00%
José Virgilio Vita Neto 223.403.628-30 Not applicable.	09/13/1978 Lawyer	A Board of Officers’ member only 19 - Other officers Officer	04/28/2016 06/09/2016	Annual No	2 0.00%
Paulo Sergio Miron 076.444.278-30 Not applicable.	07/26/1966 Accountant and Economist	A Board of Officers’ member only 19 - Other officers Executive Officer	04/28/2016 06/09/2016	Annual No	1 0.00%
Leila Cristiane Barboza Braga de Melo 153.451.838-05 Member of the Disclosure and Trading Committee	10/04/1971 Lawyer	A Board of Officers’ member only 19 - Other officers Executive Officer	04/28/2016 06/09/2016	Annual No	2 0.00%
Márcio de Andrade Schettini 662.031.207-15 Not applicable.	05/22/1964 Engineer	A Board of Officers’ member only 19 - Other officers Director-General	04/28/2016 06/09/2016	Annual No	1 0.00%
Marco Ambrogio Crespi Bonomi 700.536.698-00 Not applicable.	05/06/1956 Economist	A Board of Officers’ member only 19 - Other officers Director-General	04/28/2016 06/09/2016	Annual No	1 0.00%
Emerson Macedo Bortoloto 186.130.758-60 Not applicable.	07/25/1977 Information Technologist	A Board of Officers’ member only 19 - Other officers Officer	04/28/2016 06/09/2016	Annual No	5 0.00%

Name Individual Taxpayer’s Registry (CPF) Other positions held or functions performed at the Issuer	Date of birth Profession	Management body Elective office held Description of other position/ function	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings

Wagner Bettini Sanches 114.032.758-58 Not applicable.	04/12/1971 Engineer	A Board of Officers’ member only 19 - Other officers Officer	04/28/2016 06/09/2016	Annual No	2 0.00%
Eduardo Hiroyuki Miyaki 159.822.728-92 Not applicable.	06/11/1972 Engineer	A Board of Officers’ member only 19 - Other officers Officer	04/28/2016 06/09/2016	Annual No	5 0.00%
Marcelo Kopel 059.369.658-13	11/05/1964 Business administrator	A Board of Officers’ member only 19 - Other officers	04/28/2016	Annual No	2 0.00%

Chairman of the Disclosure and Trading Committee		Officer	06/09/2016

Investor Relations Officer
Fernando Barçante Tostes Malta 992.648.037-34	04/14/1968 Systems Analyst	A Board of Officers’ member only 19 - Other officers	04/28/2016 06/09/2016	Annual No	0 0.00%
Not applicable.		Executive Officer
André Sapoznik 165.085.128-62 Not applicable.	02/24/1972 Engineer	A Board of Officers’ member only 19 - Other officers Director Vice-President	12/09/2016 01/10/2017	Annual No	0 0.00%
Caio Ibrahim David 101.398.578-85 Member of the Disclosure and Trading Committee	01/20/1968 Engineer	A Board of Officers’ member only 19 - Other officers Director Vice-President	12/09/2016 01/10/2017	Annual No	0 0.00%

Atilio Luiz Magila Albiero Junior 213.021.358-80 Not applicable.	12/24/1977 Engineer	A Board of Officers’ member only 19 - Other officers Officer	04/28/2016 06/09/2016	Annual No	0 0.00%
Gilberto Frussa 127.235.568-32 Not applicable.	10/20/1966 Lawyer	A Board of Officers’ member only 19 - Other officers Officer	04/28/2016 06/09/2016	Annual No	0 0.00%
Sergio Mychkis Goldstein 282.310.718-57 Not applicable.	11/12/1977 Lawyer	A Board of Officers’ member only 19 - Other officers Officer	04/28/2016 06/09/2016	Annual No	0 0.00%
Eduardo Mazzilli de Vassimon 033.540.748-09 Member of the Disclosure and Trading Committee	10/07/1958 Administrator	A Board of Officers’ member only 19 - Other officers General Director	04/28/2016 12/09/2016	Annual No	4 0.00%
Fábio Colletti Barbosa 771.733.258-20 Member of the Personnel Committee Member of the Appointments and Corporate Governance Committee Member of the Strategy Committee	10/03/1954 Administrator	A Board of Directors’ member only 29 - Other Board members Member of the Board of Directors (independent director)	04/27/2016 06/09/2016	Annual Yes	1 81.82%
Demosthenes Madureira de Pinho Neto 847.078.877-91 Member of the Capital and Risk Management Committee Member of the Appointments and Corporate Governance Committee	01/28/1960 Entrepreneur	A Board of Directors’ member only 29 - Other Board members Member of the Board of Directors (non-executive director)	04/27/2016 06/09/2016	Annual Yes	4 100.00%
Nildemar Secches 589.461.528-34 Chairman of the Strategy Committee Member of the Personnel Committee	11/24/1948 Engineer	A Board of Directors’ member only 29 - Other Board members Member of the Board of Directors (independent director)	04/27/2016 06/09/2016	Annual Yes	4 100.00%

Name Individual Taxpayer’s Registry (CPF) Other positions held or functions performed at the Issuer	Date of birth Profession	Management body Elective office held Description of other position/ function	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings

Chairman of the Related Parties Committee
Alfredo Egydio Arruda Villela Filho 066.530.838-88 Member of the Appointments and Corporate Governance Committee Member of the Compensation Committee	11/18/1969 Engineer	A Board of Directors’ member only 29 - Other Board members Vice-chairman of the Board of Directors (non-executive director)	04/27/2016 06/09/2016	Annual Yes	8 100.00%
Gustavo Jorge Laboissière Loyola 101.942.071-53 Member of the Capital and Risk Management Committee Member of Compensation Committee Member of the Related Parties Committee	12/19/1952 Economist	A Board of Directors’ member only 29 - Other Board members Member of the Board of Directors (independent director)	04/27/2016 06/09/2016	Annual Yes	8 100.00%
José Galló 032.767.670-15 Member of Personnel Committee	09/11/1951 Administrator	A Board of Directors’ member only 29 - Other Board members Member of the Board of Directors (independent director)	04/27/2016 06/09/2016	Annual Yes	0 0.00%
Pedro Luiz Bodin de Moraes 548.346.867-87 Member of the Compensation Committee Chairman of the Capital and Risk Management Committee Member of the Related Parties Committee	07/13/1956 Economist	A Board of Directors’ member only 29 - Other Board members Member of the Board of Directors (independent director)	04/27/2016 06/09/2016	Annual Yes	8 90.91%

Name Individual Taxpayer’s Registry (CPF) Other positions held or functions performed at the Issuer	Date of birth Profession	Management body Elective office held Description of other position/ function	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings

Pedro Moreira Salles
551.222.567-72
Member of the Strategy Committee

Chairman of the Appointments and Corporate
Governance Committee

Chairman of the Personnel Committee

Chairman of the Compensation Committee

	10/20/1959 Banker	A Board of Directors’ member only 29 - Other Board members Chairman of the Board of Directors (non-executive director)	04/27/2016 06/09/2016	Annual Yes	8 100.00%
Ricardo Villela Marino 252.398.288-90 Member of the Strategy Committee	01/28/1974 Engineer	A Board of Directors’ member only 29 - Other Board members Member of the Board of Directors (executive director)	04/27/2016 06/09/2016	Annual Yes	8 63.64%

Alfredo Egydio Setubal
014.414.218-07
Member of the Personnel Committee

Member of the Capital and Risk Management Committee

Member of the Appointments and Corporate Governance Committee

Member of the Disclosure and Trading Committee

	09/01/1958 Administrator	A Board of Directors’ member only 29 - Other Board members Member of the Board of Directors (non-executive director)	04/27/2016 06/09/2016	Annual Yes	8 63.64%

Candido Botelho Bracher 039.690.188-38 Member of the Capital and Risk Management Committee Member of the Strategy Committee Director-General	12/05/1958 Administrator	A member of the Board of Officers and the Board of Directors 39 - Other Board members / Officers Member of the Board of Directors (executive director) and Director-General	04/27/2016 06/09/2016	Annual Yes	8 100.00%
Roberto Egydio Setubal 007.738.228-52 Member of the Capital and Risk Management Committee Member of the Personnel Committee Member of the Strategy Committee Chief Executive Officer	10/13/1954 Engineer	A member of the Board of Officers and the Board of Directors 39 - Other Board members / Officers Vice-chairman of the Board of Directors (executive director) and CEO	04/27/2016 06/09/2016	Annual Yes	8 81.82%
Alkimar Ribeiro Moura 031.077.288-53 Not applicable.	08/09/1941 Economist	Fiscal Council 40 – Chairman of Fiscal Council (Effective) Nominated by the Controlling Stockholder	04/27/2016 06/09/2016	Annual Yes	0 0.00%
Eduardo Azevedo do Valle 598.809.967-04 Not applicable.	05/24/1957 Engineer	Fiscal Council 47 - Fiscal Council (Alternate) Nominated by the Preferred Stockholders	04/27/2016 06/09/2016	Annual No	0 0.00%
Carlos Roberto de Albuquerque Sá 212.107.217-91 Not applicable.	01/31/1950 Economist	Fiscal Council 44 - Fiscal Council (Effective) Nominated by the Preferred Stockholders	04/27/2016 06/09/2016	Annual No	1 0.00%
João Costa 476.511.728-68 Not applicable.	08/10/1950 Economist	Fiscal Council 46 - Fiscal Council (Alternate) Nominated by the Controlling Stockholder	04/27/2016 06/09/2016	Annual Yes	7 0.00%

Name Individual Taxpayer’s Registry (CPF) Other positions held or functions performed at the Issuer	Date of birth Profession	Management body Elective office held Description of other position/ function	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings

José Caruso Cruz Henriques 372.202.688-15 Not applicable.	12/31/1947 Lawyer	Fiscal Council 43 - Fiscal Council (Effective) Nominated by the Controlling Stockholder	04/27/2016 06/09/2016	Annual Yes	5 33.33%

 Professional experience / Statement of any conviction / Independence criteria

Claudia Politanski - 132.874.158-32

Itaú Unibanco Holding S.A.: Vice-President since April 2015, and Executive Officer from November 2008 to March 2015; She is currently responsible for the Legal, Institutional and Personnel areas, and serves as the General Legal Counsel.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Vice-President since July 2013; Executive Officer from February 2010 to July 2013. Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco - União de Bancos Brasileiros S.A.: Executive Officer from August 2007 to July 2014; Officer from February 2006 to August 2007; Deputy Officer from July 2003 to February 2006.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1992 and LL.M. from the University of Virginia.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alexsandro Broedel Lopes - 031.212.717-09

Itaú Unibanco Holding S.A.: Executive Officer since April 2015, and Officer from August 2012 to March 2015; member of the Disclosure and Trading Committee since October 2013, in addition to a management position in other subsidiaries of the Itaú Unibanco Conglomerate. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activities of the company: Multiple-service bank, with commercial portfolio.

Investimentos Bemge S.A.: Officer since June 2012.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itauseg Participações S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since August 2012. Main activity of the company: Lease operations.

Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master and PhD programsMain activity: Educational institution.

Brazilian Securities Commission (CVM): Commissioner from 2010 to 2012.

Main activity of the company: General public administration.

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm.

BM&F Bovespa S.A.: member of the Audit Committee in 2012. Main activity of the company: Regulatory body.

CETIP S.A. - Mercados Organizados (CETIP S.A. – The Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors since May 2013.

Main activity of the company: Organized over-the-counter markets managing company.

Accounting Standards Advisory Forum (ASAF) of the International Accounting Standards Board (IASB): member since 2010.

IRB Brasil Resseguros: member of the Board of Directors since 2015.

International Integrated Reporting Committee – IIRC: member

FEA-USP: full professor.

EAESP-FGV: professor from 2001 to 2002.

Manchester Business School: professor in 2005.

London School of Economics: visiting professor.

Mr. Broedel has published a number of technical books and articles in Brazil and abroad.

Academic background: PhD in Accounting and Finance – Manchester Business School (2008); PhD in Controllership and Accounting from Universidade de São Paulo (USP) (2001); Bachelor’s degree in Accounting (1997) from Universidade de São Paulo (USP); and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Rodrigo Luís Rosa Couto - 882.947.650-15

Itaú Unibanco Holding S. A.: Officer since January 2012; Superintendent of Corporate Risk from February 2008 to December 2011.

Main activity of the company: Holding company.

Dibens Leasing S.A. - Arrendamento Mercantil: Officer since January 2014. Main activity of the company: Lease operations.

Itaú Unibanco S. A.: Officer since December 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio.

McKinsey & Company: Associate from September 2005 to February 2008.

Central Bank of Brazil: Inspector from 1998 to 2003.

Financial Stability Institute of the BIS: did an internship when he took part in the development, and was a member of the teaching staff of a development course for banking supervisors of worldwide regulatory authorities from April to June 2003.

Academic background: Bachelor’s degree in Administration majoring in Finance from Universidade Federal do Rio Grande do Sul (1993-1997), and Master’s degree in Business Administration, Finance Major from The Wharton School, University of Pennsylvania (2003-2005).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Matias Granata - 228.724.568-56

Itaú Unibanco Holding S.A.: Officer since July 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2014; Senior Manager for Market Risk from October 2010 to April 2014; Senior Manager for Operational Risk from March 2009 to October 2010; Senior Treasury Trader – Proprietary Desk São Paulo from August 2007 to March 2009; Senior Treasury Trader – Proprietary Desk London from August 2004 to August 2007; Treasury Trader – Proprietary Desk, São Paulo from April 2003 to August 2004; Senior Economic Research Economist from May 2002 to April 2003. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Master of Arts – International Economic Policy. University of Warwick, UK. British Chevening Scholarship (2000-2001); Master’s degree in Economics from Universidad Torcuato Di Telia (UTDT), Argentina. (1998-2000), and Graduation Course in Economics at the Universidad de Buenos Aires (UBA), Argentina (1992-1997).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Adriano Cabral Volpini - 162.572.558-21

Itaú Unibanco Holding S.A.: Officer since February 2015. Main activity of the company: Holding company.

Itaú Unibanco S. A.: Corporate Security Officer since April 2012; Superintendent of Prevention of Unlawful Acts from August 2005 to March 2012; Manager of Prevention of Unlawful Acts from January 2004 to July 2005; Inspection Manager from June 2003 to December 2003; Inspector from January 1998 to March 2003; Auditor from May 1996 to December 1997; Branch Operation Department from March 1991 to April 1996. He also holds a management position in many companies of the Itaú Unibanco Conglomerate. Main activity of the company: Multiple-service bank, with commercial portfolio.

Dibens Leasing S.A. – Arrendamento Mercantil: Executive Officer from June 2012 to January 2014; and Officer since January 2014.

Main activity of the company: Lease operations.

Academic background: Bachelor’s degree in Communication from Fundação Armando Álvares Penteado – FAAP in 1995; postgraduate degree in Accounting and Financial Administration from Fundação Armando Álvares Penteado – FAAP from 1998 to 2000; MBA in Finance from the Brazilian Institute of Capital Markets (IBMEC) from 2000 to 2002.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07

Itaú Unibanco Holding S.A.: Officer since April 2015; member of the Disclosure and Trading Committee since October 2014.

Main activity of the company: Holding company.

Itaú Unibanco S. A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, acting in the Coordination and Supervision of M&A (Mergers and Acquisitions) Legal Matters, Domestic Corporate Legal Matters and Corporate Governance, Corporate Paralegal Matters, Legal Matters – Contracts, Equity, Marketing, and Third Sector, and International Legal Matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units and for the follow up and assessment of the main legal matters regarding these units).

Main activities of the company: Multiple-service bank, with commercial portfolio.

Tozzini Freire Advogados: He acted in the areas of Corporate Law and Contracts Law from August 1998 to February 2005. Main activity of the company: Legal services.

Academic background: Bachelor’s degree in Law from Law School of the Universidade de São Paulo (USP) in 1999. Specialization in Business Law from Pontifícia Universidade Católica of São Paulo (PUC-SP) in 2001 and Master’s degree (“Master at Laws” – LL.M.) from Columbia University School of Law New York – NY in 2004.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Virgilio Vita Neto - 223.403.628-30

Itaú Unibanco Holding S.A.: Officer since April 2015.

Main activity of the company: Holding company

Itaú Unibanco S.A.: Officer since October 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio

União de Bancos Brasileiros S.A. He joined the bank in January 2001, working as a lawyer until June 2003, being responsible for the wholesale bank’s legal consulting area, particularly structured operations and real estate loans. From June 2003 to June 2008, he acted as Legal Manager, being responsible for the wholesale bank’s legal area, particularly structured operations, real estate loans, foreign exchange, derivatives and Project financing, retail legal consulting and administrative and investigative proceedings, including a consumer protection body. From June 2008 to October 2009, he acted as Legal Superintendent, responsible for retail legal consulting, administrative and investigative proceedings, litigation for major cases and class actions. In the Itaú Unibanco’s structure, he acted as Legal Superintendent in the period from December 2009 to March 2011, being responsible for Retail Legal Consulting, litigation for major cases and class actions, management of appeals in higher courts, administrative and investigative proceedings, tax administrative proceedings and criminal prosecution.

Main activity of the company: Multiple-service bank with commercial portfolio

Academic background: Bachelor’s degree in Law from the Universidade de São Paulo in 2000; Master’s degree in Civil Law – Contracts from Universidad de Salamanca – Spain, in 2006, and PhD in Civil Law – Contracts from Universidade de São Paulo in 2007.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Paulo Sergio Miron - 076.444.278-30

Itaú Unibanco Holding S.A.: Executive Officer since July 2015.

Main activity of the company: Holding company.

PricewaterhouseCoopers – São Paulo/SP: Partner from 1996 to2015, and he was the leading partner in the audit of large Brazilian financial conglomerates, such as Unibanco – União de Bancos Brasileiros (1997 to 2000), Banco do Brasil (2001 to 2005) and Itaú Unibanco S.A. (2009 to 2013). Main activity of the company: Accounting and tax audit and consulting services.

PricewaterhouseCoopers – Brasília/DF: Partner from 2001 to 2008, and in the period from 2004 to 2008, he was also the leading partner of the government services area of PwC Brasil, and from 1997 to 2008, he was the leading partner of the banking area of PwC Brasil.

Main activity of the company: Accounting and tax audit and consulting services.

He was the coordinator of the financial institution training area of PwC Brasil for over 10 years and university professor for a few years in courses related to the financial market.

Member of the Brazilian Institute of Accountants and speaker in a number of seminars related to financial instruments and auditing.

Academic background: Bachelor’s degrees in Accounting from Universidade São Judas Tadeu – São Paulo and in Economics from Universidade Mackenzie – São Paulo.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Leila Cristiane Barboza Braga de Melo - 153.451.838-05

Itaú Unibanco Holding S.A.: Executive Officer since April 2015; member of the Disclosure and Trading Committee since January 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since April 2015, she is responsible for the Legal Area, which comprises Legal Matters - Litigation, Legal Matters – Retail, Legal Matters – Wholesale, and Institutional and International Legal Matters, and also the Ombudsman’s Office; Officer from February 2010 to March 2015. Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Deputy Director from October 2008 to April 2009. She joined Unibanco in 1997, acting at Unibanco’s Legal Advisory department in operations involving banking products, credit card, real estate and vehicle financing, and projects regarding mergers and acquisitions, corporate restructuring and capital markets, among others. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law, majoring in Corporate Finance and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), Fundamentals of Business Law - NYU - New York University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Márcio de Andrade Schettini - 662.031.207-15

Itaú Unibanco Holding S.A.: Director-General since July 2015. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director-General since April 2015; Vice-President from November 2008 to March 2015.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Vice-President from April 2004 to April 2009.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Engineering and Master’s degree in Business Administration from Pontifícia Universidade Católica of Rio de Janeiro, where he specialized in mathematical models. He also attended the Owner / President Management (OPM) Program at Harvard University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marco Ambrogio Crespi Bonomi - 700.536.698-00

Itaú Unibanco Holding S.A.: Director-General since July 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director-General since April 2015; Vice-President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014.

Main activity of the company: Multiple-service bank, with commercial portfolio.

ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento (Brazilian Association of Credit, Financing and Investment Institutions): Vice-President since April 2004.

Academic background: Bachelor’s degree in Economics from FAAP - Fundação Armando Álvares Penteado-SP (1978), Financial Executive Advanced Course from Fundação Getúlio Vargas - FGV in 1982 and Capital Markets course at New York University in 1984.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Emerson Macedo Bortoloto - 186.130.758-60

Itaú Unibanco Holding S. A.: Officer since November 2011.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: he joined Itaú Unibanco S.A. in July 2003, assuming positions in the Internal Audit Department. Since 2008, he is responsible for evaluating processes related to market, credit and operational risks, in addition to project audit and continuous audit. He was also responsible for audits in the processes of information technology and retail credit analysis and granting.

Ernest & Young Auditores Independentes: from May 2001 to June 2003.

Main activity of the company: Consulting services.

Banco Bandeirantes: from 1992 to 2001, responsible for IT audit and operational process.

Academic background: Bachelor’s degree in Data Processing Technology from Faculdades Integradas Tibiriça in December 2000. Postgraduate degree in Audit and Consulting in Information Security from FASP – Faculdades Associadas de São Paulo in December 2001. In 2004, he obtained the CISA certification issued by ISACA. MBA in Internal Auditing from FIPECAFI in 2008.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Wagner Bettini Sanches - 114.032.758-58

Itaú Unibanco Holding S.A.: Officer since June 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since October 2011. He joined the company as Analyst of the Company Market Advisory Department and held this position from 1996 to 1999; Coordinator of the Market Advisory Department from 1999 to 2000. Manager of the Market Advisory Department from 2000 to 2001. From 2003 to 2007, he worked as Superintendent of Credit to Legal Entities – Company Market. From 2007 to 2008, he worked as Commercial Superintendent of Real Estate Loans to Legal Entities and was responsible for the commercial relationship with developers from all over Brazil. In 2009, he became Superintendent of Real Estate Loans and Collection to Individuals and Legal Entities, responsible for the departments of the desk of loans to individuals, analysis of credit to legal entities, planning, project monitoring, collection management and operational collection and litigation.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BMG Consignado S.A.: Officer from November 2012 to June 2014.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Production Engineering from Engineering from the Polytechnic School of Universidade de São Paulo, in 1996; postgraduate degree from the University of Michigan, Ross School Business, MBA. – completed with high distinction, majoring in Finance and Strategy in 2003.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Hiroyuki Miyaki - 159.822.728-92

Itaú Unibanco Holding S.A.: Officer since August 2011.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer from August 2010 to August 2011, he was as Compliance Manager and Officer in the Money Laundering Prevention program of Itaú Unibanco S.A. from 1996 to 2003. He was the manager responsible for the Internal Audit Department of our Asset Management and Treasury units from 2003 to 2004. He was also the manager of our Internal Audit, Capital Markets, Insurance and Securities units from 2005 to 2010. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Civil Engineering from Universidade de São Paulo in 1994, with specialization in Sanitation from the Federal University of Gundai, Japan, completed in 1996, and specialization in Business Administration from CEAG at Fundação Getúlio Vargas, completed in July 1998. In May 2003, he obtained a MBA in Finance and International Business from Leonard Stem School of Business – New York University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marcelo Kopel - 059.369.658-13

Itaú Unibanco Holding S.A.: Officer since June 2014 and Investor Relations Officer since February 2015. Member of the Disclosure and Trading Committee since January 2014, acting as its Chairman since February 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2014.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors and Chief Executive Officer since April 2014.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Dibens Leasing S.A. - Arrendamento Mercantil: Officer since June 2014 and Chairman of the Board of Directors since April 2015.

Main activity of the company: Lease operations.

Redecard S.A.: Executive Officer from May 2010 to July 2014.

Main activity of the company: Provider of means of payment services.

Banco Credicard S.A.: Officer from November 2004 to February 2010 and Member of the Board of Directors from February 2010 to April 2010.

Main activity of the company: Multiple-service bank, without commercial portfolio.

Banco Citibank S.A.: Finance Officer from 2006 to 2010.

Main activity of the company: Commercial banking, with investment portfolio.

Banco ING in Brazil: Finance Officer from 1992 to 1998, and in Latin America from 1998 to 2002.

Main activity of the company: Set up of a foreign company in Brazil.

Bank of America: Acted as Finance Officer concurrently with the position of Operations Officer from 2002 to 2003. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado - FAAP

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fernando Barçante Tostes Malta - 992.648.037-34

Itaú Unibanco Holding S.A.: Executive Officer since April 2016. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Officer and Manager of the Operations area from 2008 to March 2015. Main activity of the company: Multiple-service bank, with commercial portfolio.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since April 2016.

Main activity of the company: Lease operations.

Unibanco – União de Bancos Brasileiros S.A.: from 1995 to 2008.

Management in the areas of Channels, Branches, Institutional Portfolio and participation in a number of projects/ initiatives. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Information Technology from PUC Rio de Janeiro, MBA from Fundação D. Cabral, and extension course in Banking Management from the Swiss Finance Institute.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

André Sapoznik - 165.085.128-62

Itaú Unibanco Holding S.A.: Managing Vice-President since December 2016 Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since December 2011; Officer from April 2009 to December 2011. He joined Unibanco in 1998. Main activity of the company: Multiple-service banking, with commercial portfolio.

Educational Background: Bachelor’s degree in Production Engineering from the Polytechnic School of the Universidade de São Paulo and MBA from Stanford University Graduate School of Business.

Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii - any conviction in an administrative proceeding of the CVM and the penalties applied; iii - any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity: NO.

Atilio Luiz Magila Albiero Junior - 213.021.358-80

Itaú Unibanco Holding S.A.: Officer since April 2016.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since June 2015. Financial Planning Superintendent from March 2011 to May 2014, mainly involved in budgeting, closing of monthly results, generation of P&L in several levels, Retail Planning Superintendent from May 2008 to February 2011, mainly involved in budgeting, capacity models, AGIR of the operational and projects area, Company Products Superintendent from January 2007 to April 2008, responsible for the Companies and Cash Management electronic channels; Company Products manager from May 2002 to December 2006; Company Products Analyst from January 2000 to April 2002; Intern from September 1999 to December 1999. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree from Electronic Engineering from Instituto Tecnológico de Aeronáutica (ITA) from 1995 to 1999; Lato sensu post-graduation degree in Business Administration from Fundação Getúlio Vargas – EAESP from 2000 to 2002; MBA majoring in Finance from Massachusetts Institute of Technology (MIT) from 2004 to 2006.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Gilberto Frussa - 127.235.568-32

Itaú Unibanco Holding S.A.: Officer since April 2016.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Officer since June 2006.

Main activity of the company: Multiple-service bank, with investment portfolio.

Itaú Unibanco S.A.: Officer since April 2014.

From 1989 to 1993, Mr. Frussa acted as a lawyer and legal manager. Since 1993 he has acted as a Legal Manager and Legal Coordinator.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Partner of Carvalho Pinto, Monteiro de Barros, Frussa e Bohlsen – Advogados law firm.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1989.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Sergio Mychkis Goldstein - 282.310.718-57

Itaú Unibanco Holding S.A.: Officer since April 2016. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since December 2015.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Officer since December 2015; General Legal Manager under the Director-General of Wholesale from December 2000 to November 2015, responsible for the Wholesale Legal Department, acting in the following legal business lines/areas: (i) Investment Banking: coordinating the performance of services to fixed income, variable income, M&A and structured operations; (ii) Treasury: coordinating the performance of services to treasury operations, mainly funding from retail, private, and investors segments; (iii) Wealth Management Services: coordinating the performance of the service to asset management operations of the Itaú Group, of the Private Banking, and custody, management and own and third parties’ fund management activities; (iv) Mandatory funds and onlending: coordinating the performance of services to corporate banking demands for mandatory fund operations (rural and real estate) and onlending of funds from BNDES and other external lines funded; (v) Debt restructuring: coordinating the performance of the service to debt restructuring demands in corporate and middle-market segments, basically acting in restructuring of contracts – out of court; (vi) Cross border loans/F/X: coordinating the performance of services to demands for granting foreign and cross border loans; (vii) High volumes: coordinating the performance of services to demands for lending banking products, such as working capital, sales, purchase, assignment, and discount operations.

Main activity of the company: Multiple-service bank, with investment portfolio.

Academic background: Bachelor’s degree in Law from Pontifícia Universidade Católica (PUC) of São Paulo (SP) in 2000 and Master’s degree in Banking and Finance from the Boston University School of Law, Boston (MA) in 2004.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Mazzilli de Vassimon - 033.540.748-09

Itaú Unibanco Holding S.A.: General Director since December 2016; Vice-President from April 2015 to December 2016; Executive Officer from March 2013 to April 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Foreign Exchange General Manager from 1980 to 1990, and in March 2013 he became Managing Vice-President.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S. A.: Member of the Board of Directors from November 2004 to April 2015, and Vice-Chairman from November 2004 to December 2008, in charge of the following departments: international, financial institutions, products, customer service and treasury.

Main activity of the company: Multiple-service bank, with investment portfolio.

Banco Itaú BMG Consignado S.A.: Member of the Board of Directors since May 2013.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors since February 2013.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since April 2015.

Main activity of the company: Lease operations

Banco BBA-Creditanstalt S. A.: Deputy Foreign Exchange Officer from 1990 to 1991; International Department Officer from 1992 to 2003.

Main activity of the company: Multiple-service bank, with investment portfolio.

Academic background: Bachelor’s degrees in Economics from School of Economics of USP in 1980; in Business Administration from Fundação Getúlio Vargas in 1980; Post-graduation degree from EAESP/FGV in 1982. École dês Hautes Études Commerciales – France in 1982.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fábio Colletti Barbosa - 771.733.258-20

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2015 (independent director); a member of the Personnel Committee, Appointments and Corporate Governance Committee, and Strategy Committee since April 2015.

Main activity of the company: Holding company.

Abril Comunicações S.A.: President from September 2011 to March 2014.

Main activity of the company: Printing of books, magazines and other periodicals.

Banco Santander (Brasil) S .A.: Chairman of the Board of Directors from January 2011 to September 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Real S.A.: Chief Executive Officer from 1998 to 2008.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Fundação OSESP: Chairman of the Board of Directors since 2012.

Insper - Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010.

UN Foundation (Fundação das Nações Unidas – USA): Board member since 2011.

Instituto Empreender Endeavor: Board member since 2008.

Almar Participações S.A.: Board member since 2013.

Vox Capital – Investimentos: Member of the Advisory Council since 2012.

Gávea Investments: Member of the Investment Committee since September 2015.

Academic background: Bachelor’s degree in Economics from School of Economics of Fundação Getúlio Vargas of São Paulo, and Master’s degree in Business Administration from Institute for Management Development, of Lausanne.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Demosthenes Madureira de Pinho Neto - 847.078.877-91

Itaú Unibanco Holding S.A.: member of the Board of Directors since May 2012 (non-executive director); member of the Appointments and Corporate Governance Committee and the Capital and Risk Management Committee since July 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer from November 2008 to January 2012.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Vice-President from November 2008 to April 2009.

Main activity of the company: Multiple-service bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Vice-President from December 2004 to April 2009.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco Asset Management: Executive Officer from August 2002 to July 2005.

Main activity of the company: Securities custody and portfolio management.

ANBID: Vice-President from 2000 to 2003.

Main activity of the company: Trade association.

Dresdner Asset Management: CEO from November 1999 to 2002.

Main activity of the company: Private banking.

Central Bank of Brazil: Director of Internal Affairs from 1997 to March 1999.

Main activity of the company: Federal government agency.

Ministry of Finance: General Coordinator of Monetary and Financial Policy in 1993.

Main activity of the company: General public administration.

Professor of Economics and Finance at FGV-SP, PUC-RJ, and INSPER / IBEMEC SP from 1991 to 2004.

Academic background: Bachelor’s and Master’s degrees in Economics from PUC-RJ, and PhD in Economics from University of California, Berkeley.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Nildemar Secches - 589.461.528-34

Itaú Unibanco Holding S.A.: member of the Board of Directors since May 2012 (independent director); member of the Strategy Committee since July 2012, and Chairman since April 2016; Chairman of the Related Parties Committee since April 2013; Member of the Personnel Committee since April 2013.

Main activity of the company: Holding company.

WEG S.A.: Vice-chairman of the Board of Directors from 1998 to 2011; Member of the Board of Directors since 2011.

Main activity of the company: Holding company.

Iochpe-Maxion: Vice-chairman of the Board of Directors since 2004.

Main activity of the company: Holding company.

Ultrapar S.A.: member of the Board of Directors since April 2002.

Main activity of the company distribution of fuels, chemicals and storage of liquid bulk.

Suzano Papel e Celulose: member of the Board of Directors since May 2008.

Main activity of the company: paper and pulp industry.

Brasil Foods - BRF S.A.: Chairman of the Board of Directors from April 2007 to April 2013.

Main activity of the company: Food industry.

Perdigão S.A.: CEO from January 1995 to October 2008.

Main activity of the company: Food industry

Iochpe-Maxion Group: Corporate Director-General from 1990 to 1994. Main activity of the company: Industrial holding company.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES - (Brazilian Social and Economic Development Bank): Director from 1987 to 1990.

Main activity of the company: development bank.

Associação dos Produtores e Exportadores de Frangos (Association of Producers and Exporters of Poultry): President from 2001 to 2003.

Main activity of the company: Association.

Academic background: Bachelor’s degree in Mechanical Engineering from USP of São Carlos, post-graduate degree in Finance from PUC of Rio de Janeiro. PhD in Economics from Unicamp of Campinas.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Alfredo Egydio Arruda Villela Filho - 066.530.838-88

Vice-Chairman of the Board of Directors since March 2003 (non-executive director); member of the Disclosure and Trading Committee from November 2008 to July 2015, of the Appointments and Corporate Governance Committee since August 2009, of the Compensation Committee since February 2011, of the Appointments and Compensation Committee from May 2006 to June 2009, and of the Accounting Policies Committee from July 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Vice-chairman of the Board of Directors from August 2002 to March 2003. Main activity of the company: Multiple-service bank, with commercial portfolio.

Itaúsa - Investimentos Itaú S.A.: member of the Board of Directors since August 1995, being Chairman since May 2015; Vice-Chairman from May 2011 to May 2015; Chief Executive Officer from September 2009 to May 2015; Chairman of the Ethics, Disclosure and Trading Committee from April 2005 to May 2015, Chairman of the Investment Policies Committee and member of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Duratex S.A.: member of the Board of Directors since 1996; and Vice-Chairman since 2008; Member of the Personnel, Appointments and Corporate Governance Committee since November 2009.

Main activity of the company: Manufacturing, sale, import, and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: member of the Board of Directors from April 2004 to April 2010, and Chairman from April to November 2009; Vice-Chairman from April 2004 to April 2009 and from November 2009 to April 2010.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: member of the Board of Directors since April 1997; Vice-Chairman since January 2010; Chairman from April 2009 to January 2010; Vice-Chairman from April 1997 to April 2009.

Main activity of the company: ownership interest in other companies in Brazil and abroad, and particularly in those that manufacture and sell banking and commercial automation and provision of services.

Academic background: Bachelor’s degree in Mechanical Engineering from the Mauá Engineering School of the Instituto Mauá de Tecnologia in 1992, and post-graduate degree in Business Administration from Fundação Getúlio Vargas.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2006 (independent director); Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; member of the Capital and Risk Management Committee since July 2008 and the Related Parties Committee since April 2013 and Compensation Committee since June 2016; member of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002. Main activity of the company: Consultancy.

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003. Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998. Main activity of the company: Consultancy on Economics.

Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997 Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992. Main activity of the company: Federal government agency.

Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979. PhD in Economics from Fundação Getúlio Vargas - Rio de Janeiro, in 1983.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

José Galló - 032.767.670-15

Itaú Unibanco Holding S.A.: member of the Board of Directors since April 2016 (independent director) and member of Personnel Committee since June 2016. Main activity of the company: Holding company.

Lojas Renner S.A.: member of the Board of Directors since 1998, acting as the Chairman of that Board from 1999 to 2005; Chief Executive Officer from March 1999; Superintendent Director from September 1991 to March 1999. Main activity of the company: Chain of apparel department stores.

Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005.

Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A.

Dromegon Participações Ltda.: Officer since September 2005.

Main activity of the company: Holding company of non-financial institutions.

LR Investimentos Ltda.: Officer since August 2008.

Main activity of the company: Holding company of non-financial institutions.

Realize Participações S.A.: Officer since December 2015.

Main activity of the company: Other special partnerships, except for holding companies.

Rumos Consultoria Empresarial Ltda.: Officer since March 1987.

Main activity of the company: Advisory in business management, except for specific technical advisory services.

SLC Agrícola S.A.: member of the Board of Directors since April 2007. Main activity of the company: Agriculture supporting activities.

Localiza Rent a Car S.A.: member of the Board of Directors since October 2010. Main activity of the company: Car rental and fleet management.

Instituto Lojas Renner: member of the Board of Directors since June 2008. Main activity of the company: Association activities.

IDV - Instituto para Desenvolvimento do Varejo: member of the Board of Directors since July 2004. Main activity of the company: Other professional association activities.

Câmara de Dirigentes Lojistas (Retail Managers Chamber) of Porto Alegre: Vice-Chairman since June 2004.

Main activity of the company: Organization of trade and business association activities.

Academic background: Bachelor's degree in Business Administration from Escola de Administração de Empresas de São Paulo - Fundação Getúlio Vargas in 1974.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Pedro Luiz Bodin de Moraes - 548.346.867-87

Itaú Unibanco Holding S.A.: member of the Board of Directors since February 2009 (independent director); member of the Capital and Risk Management Committee since August 2009; member of the Compensation Committee since February 2011, and member of the Related Parties Committee since April 2013. Main activity of the company: Holding company.

Unibanco – União de Banco Brasileiros S.A.: member of the Board of Directors from July 2003 to December 2008. Main activity of the company: Multiple-service bank with commercial portfolio.

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1990 to 1991. Main activity of the company: Development bank.

Banco Icatu S.A.: Director and Partner from 1993 to 2002.

Main activity of the company: Multiple-service bank with commercial portfolio.

Icatu Holding S.A.: Director from 2002 to 2003 and Partner since 2003. Main activity of the company: Holding company.

Academic Background: Bachelor’s and master’s degrees in Economics from Pontifícia Universidade Católica of Rio de Janeiro (PUC-Rio). PhD in Economics from the Massachusetts Institute of Technology (MIT).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Pedro Moreira Salles - 551.222.567-72

Itaú Unibanco Holding S.A.: Chairman of the Board of Directors since August 2009 (non-executive director); Chairman of the Appointments and Corporate Governance Committee, and of the Personnel Committee since August 2009 and of the Compensation Committee since February 2011; Member of the Strategy Committee since April 2016, and Chairman since August 2009; Executive Vice-President from November 2008 to August 2009.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from February 2010 to April 2012. Main activity of the company: Multiple-service bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman of the Board of Directors and Chief Executive Officer from September 2004 to November 2008.

Main activity of the company: Multiple-service bank with commercial portfolio.

Unibanco Holdings S.A.: Vice-chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008.

Main activity of the company: Holding company.

Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009.

Main activity of the company: Insurance.

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009. Main activity of the company: Holding company.

Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008; member of the Board of Directors from November 2008 to June 2015; Chief Executive Officer since 2015. Main activity of the company: Holding company.

IUPAR - Itaú Unibanco Participações S.A.: Chief Executive Officer since June 2015; member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012. Main activity of the company: Holding company.

Porto Seguro S.A.: Vice-chairman of the Board of Directors from November 2009 to March 2012. Main activity of the company: Holding company.

Totvs S.A.: Member of the Board of Directors since March 2010. Main activity of the company: Communication and Technology.

Academic background: Bachelor’s degrees, magna cum laude in Economics and History from the University of California, Los Angeles, and he attended the International Relations program at Yale University and the Owner/President Management (OPM) Program at Harvard University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Ricardo Villela Marino - 252.398.288-90

Itaú Unibanco Holding S.A.: : Member of the Board of Directors since June 2008 (Executive Director); member of the Personnel Committee from August 2009 to April 2015; member of the Capital and Risk Management Committee from June 2008 to April 2009 and member of the Strategy Committee since June 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Vice-President since August 2010; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate member of the Board of Directors since April 2011 and member of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Duratex S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing, sale, import, and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services.

Academic background: Bachelor’s degree in Mechanical Engineering from Escola Politécnica of the Universidade de São Paulo (USP) in 1996, Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alfredo Egydio Setubal - 014.414.218-07

Itaú Unibanco Holding S.A.: member of the Board of Directors since June 2007 (non-executive director); Managing Vice-President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; member of the Appointments and Corporate Governance Committee since August 2009; member of the Capital and Risk Management Committee since April 2015; member of the Personnel Committee since April 2015 and of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itaú Unibanco S.A.: Vice-President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: .: Chief Executive Officer and Investor Relations Officer since May 2015; Vice-Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and member of Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Associação Nacional dos Bancos de Investimentos – ANBID (National Association of Investment Banks): Vice-President from 1994 to August 2003 and President from August 2003 to August 2008;

Associação da Distribuidora de Valores – ADEVAL (Association of Broker-Dealers): member of the Advisory Board since 1993;

Associação Brasileira das Companhias Abertas – ABRASCA (Brazilian Association of Listed Capital Companies): member of the Management Board since 1999;

Instituto Brasileiro de Relações com Investidores – IBRI (Brazilian Institute of Investors Relations): member of the Board of Directors from 1999 to 2009 and Chairman of President of the Superior Guidance, Nomination and Ethics Committee since 2009;

São Paulo Museum of Modern Art – MAM: Financial Officer since 1992.

Academic background: Bachelor’s degree in 1980 and postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Candido Botelho Bracher - 039.690.188-38

Itaú Unibanco Holding S.A.: Director-General since April 2015; Vice-President from August 2005 to April 2015; member of the Board of Directors since February 2009 (executive director); member of the Personnel Committee from August 2009 to April 2015, member of the Capital and Risk Management Committee since June 2008, and of the Strategy Committee since April. Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from March 2013 to April 2015; Chief Executive Officer since August 2005; Vice-President from February 2003 to August 2005. Main activity of the company: Multiple-service bank, with investment portfolio.

Banco Itaú BBA Creditanstalt S.A.: Officer (1988 to 2003).

Main activity of the company: Multiple-service bank, with investment portfolio.

BM&F Bovespa S.A.: member of the Board of Directors from April 2009 to June 2014.

Main activity of the company: Commodities and futures exchange.

Companhia Brasileira de Distribuição: Alternate member of the Board of Directors from September 1999 to June 2005; member of the Board of Directors from June 2005 to March 2013. Main activity of the company: Retail business.

Academic background: Bachelor’s degree in Business Administration from Escola de Administração de Empresas de São Paulo of Fundação Getúlio Vargas in 1980.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Roberto Egydio Setubal - 007.738.228-52

Itaú Unibanco Holding S.A.: Vice-Chairman of the Board of Directors (executive director) since March 2003, Chief Executive Officer since November 1995, Chairman of the International Advisory Board from March 2003 to April 2009; member of the Strategy Committee and of the Personnel Committee since August 2009; member of the Capital and Risk Management Committee since June 2008; member of the Appointments and Compensation Committee from May 2006 to April 2009; and member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; Director-General from July 1990 to April 1994; member of the Board of Directors from May 1991 to March 2003. Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015. Main activity of the company: Multiple-service bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011. Main activity of the company: Multiple-service bank, with commercial portfolio.

Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008. Main activity of the company: Holding company.

Itaúsa – Investimentos Itaú S.A.: Vice-President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

President of the Brazilian Federation of Banks (FENABAN) and Brazilian Federation of Bank Associations (FEBRABAN) from April 1997 to March 2001;

President of the Advisory Board of the Brazilian Federation of Bank Associations (FEBRABAN) since October 2008;

Member of the Board of the International Monetary Conference since 1994;

Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002;

Member of the Trilateral Commission and International Board of the New York Stock Exchange – NYSE since April 2000;

Member of the China Development Forum since 2010; Co-Chair of the WEF 2015 (World Economic Forum) since 2015.

Academic background: Bachelor’s degree in Production Engineering from Escola Politécnica of Universidade de São Paulo, in 1977, and a Master’s degree in Science Engineering from Stanford University, in 1979.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alkimar Ribeiro Moura - 031.077.288-53

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2016, being Chairman since August 2016; Member of the Audit Committee from May 2010 to July 2015. Main activity of the company: Holding company.

Escola de Administração de Empresas de São Paulo (Business Administration School) of the Fundação Getúlio Vargas – São Paulo: Retired Economics Professor. Main activity of the company: Educational institution.

BM&F Bovespa S.A.: Market Supervision: Independent member of the Supervision Board from October 2007 to September 2010. Main activity of the company: Regulatory body.

Banco Nossa Caixa S.A.: Member of the Board of Directors from May 2006 to February 2007. Main activity of the company: Multiple-service bank.

Telemar Participações S.A.: Member of the Board of Directors from May 2001 to January 2003. Main activity of the company: Telecommunications.

Cia. Brasil de Seguros: Member of the Board of Directors from May 2001 to February 2003. Main activity of the company: Insurance.

Banco Bandeirantes S.A.: Member of the Board of Directors from May 1999 to December 2000. Main activity of the company: Multiple-service banking.

Banco do Brasil S.A.: Chairman of the Investment Banking from April 2001 to January 2003; Vice Chairman of Finance and Capital Markets from April 2001 to January 2003. Main activity of the company: Multiple-service banking.

Central Bank of Brazil: Standards and Financial System Organization Officer from February 1996 to September 1997; Monetary Policy Officer from February 1994 to February 1996; Public Debt and Open Market Transactions Officer from January 1987 to January 1988. Main activity of the company: Federal government agency.

Banco Pirelli-Fintec: Officer from March 1988 to March 1993. Main activity of the company: Multiple-service banking.

Academic background: Bachelor’s degree in Economics from Universidade Federal de Minas Gerais, Belo Horizonte, in 1963. Master of Arts from University of California, Berkeley, in 1966, PhD in Applied Economics from Stanford University, California in 1978.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Azevedo do Valle - 598.809.967-04

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since April 2016. Main activity of the company: Holding company.

Praxair Distribution, Inc: Vice President from January 1999 to August 2003.

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment throughout the USA and Canada.

Asco Participações do Brasil: Chief Executive Officer from March 2012 to August 2014.

Main activity of the company: Port and logistics support to oil exploration and production.

White Martins Gases Industriais S.A.: Marketing Officer from September 2003 to January 2005; Logistics Officer from January 2005 to August 2006; Gas Distribution and Production Manager from January 1995 to December 1998; Financial Administration Manager from January 1991 to December 1992.

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment and high-pressure cylinders in Brazil and South America.

Portuária – Porto do Forno RJ: member of the Board of Directors from February 2008 to March 2010. Main activity of the company: Port and maritime support activities.

Abitam – Associação Bras. Ind. de Tubos de Aços Metálicos: Officer from May 2010 to December 2012. Main activity of the company: Trade association of Brazilian manufacturers of steel pipes.

Apolo Tubulars S.A.: Chief Executive Officer from April 2010 to December 2012.

Main activity of the company: Production of steel pipes for the oil and gas industry.

Brasco Logística Offshore: Executive Officer from January 2007 to March 2010.

Main activity of the company: Port and logistics support to oil exploration and production.

Academic background: Bachelor's degree in Business Administration from UERJ in 1980; Bachelor's degree in Electric Engineering from IME in 1980; MBA in Global Leaders Program from Praxair, Inc., in 2000, and postgraduate degree in Business Management of Oil and Gas Exploration and Production from the Instituto Brasileiro de Petróleo - IBP in 2010.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Carlos Roberto de Albuquerque Sá - 212.107.217-91

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2016; Alternate member of the Fiscal Council from April 2015 to April 2016.

Main activity of the company: Holding company.

Castrol do Brasil Ltda.: Financial Officer from March 1991 to December 1994.

Main activity of the company: Production of basic petrochemical products.

Schlumberger Serviços de Petróleo Ltda.: Controller from March 1986 to December 1988.

Main activity of the company: Supporting activities for oil and natural gas extraction.

Det Norske Veritas: Financial Manager from March 1979 to December 1981.

Main activity of the company: Engineering services.

KPMG Auditores Independentes: Officer from March 2003 to December 2010.

Main activity of the company: Accounting and tax audit and consulting services.

Marfrig S.A.: Alternate member of the Fiscal Council from March 2011 to October 2012.

Main activity of the company: Consulting on business management, except specific technical consultancy.

Net Serviços de Comunicação S.A.: Risk Officer from March 1999 to December 2002.

Main activity of the company: Pay TV operators.

Sobremetal: Administrative and Financial Officer from March 1995 to December 1998.

Main activity of the company: Steel and iron industry.

Academic background: Bachelor’s degree in Economics from Candido Mendes, in 1973. Bachelor’s degree in Accounting from Moraes Júnior, in 1981, post-graduation degree in Finance from PUC/RJ, in 1995.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

João Costa - 476.511.728-68

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since July 2009. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from April 1997 to April 2008. Main activity of the company: Multiple-service bank, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate member of the Fiscal Council since April 2009. Main activity of the company: Holding company.

FEBRABAN Brazilian Federation of Bank Associations, FENABAN Brazilian Federation of Banks, IBCB Brazilian Institute of Banking Science and State of São Paulo Bank Association: Effective member of the Fiscal Council from April 1997 to August 2008.

Academic background: Bachelor’s degree in Economics from Faculdade de Economia São Luiz – São Paulo, with extension course in Business Administration from FEA/USP. He attended the Management Program for Executives – University of Pittsburgh.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Caruso Cruz Henriques - 372.202.688-15

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since August 2011, and he became an effective member on May 3, 2016.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from December 1988 to August 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

BFB Leasing S.A. – Arrendamento Mercantil: Officer from June 1997 to July 2003. Main activity of the company: Lease company.

Banco Itauleasing S.A.: member of the Board of Directors from December 1994 to September 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio. Banco Itaucard S.A.: Officer from March 2000 to April 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.: Managing Officer from April 1994 to July 2003.

Main activity of the company: Securities dealer.

Banco Itaú Cartões S.A.: Managing Officer from July to October 2000.

Main activity of the company: Investment banking.

Itautec Componentes da Amazônia S.A. – Itaucam: Officer from April 1993 to April 2003.

Main activity of the company: Retail trading specialized in IT equipment and supplies.

Corhen Serviços Ltda.: Executive President since 2003.

Main activity of the company: Combined office and administrative support services.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo (SP) in 1971; post-graduation degree in Business Administration from Fundação Getúlio Vargas (SP) in 1979.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

12.7/8 - Composition of committees

Name Individual Taxpayer’s Registry (CPF) Other positions held/ functions performed at the issuer	Type of committee Description of other committees	Office held Description of other positions held	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings

Antonio Francisco de Lima Neto 231.877.943-00 Not applicable.	Audit Committee	Committee member(effective)	Economist 06/13/1965	04/28/2016 06/09/2016	Annual 1	100.00%
Diego Fresco Gutierrez 214.970.328-90 Not applicable.	Audit Committee	Committee member(effective)	Accountant 01/24/1970	04/28/2016 06/09/2016	Annual 3	97.14%
Geraldo Travaglia Filho 573.620.338-34 Not applicable.	Audit Committee	Chairman of the Committee	Administrator 05/26/1951	04/28/2016 06/09/2016	Annual 4	97.14%
Gustavo Jorge Laboissière Loyola 101.942.071-53 Member of the Board of Directors Member of the Related Parties Committee Member of the Capital and Risk Management Committee	Compensation Committee	Committee member(effective)	Economist 12/19/1952	06/03/2016 06/03/2016	Annual 0	0.00%
Maria Helena dos Santos Fernandes de Santana 036.221.618-50 Not applicable.	Audit Committee	Committee member(effective)	Economist 06/23/1959	04/28/2016 06/09/2016	Annual 2	91.43%
Rogério Paulo Calderón Peres 035.248.608-26 Not applicable.	Audit Committee	Committee member(effective)	Administrator 02/02/1962	11/24/2016 12/22/2016	Annual 0	0.00%
	Compensation Committee	Committee member(effective)	Engineer	04/28/2016	Annual	100.00%

12.7/8 - Composition of committees

Name Individual Taxpayer’s Registry (CPF) Other positions held/ functions performed at the issuer	Type of committee Description of other committees	Office held Description of other positions held	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings

Alfredo Egydio Arruda Villela Filho 066.530.838-88 Member of the Appointments and Corporate Governance Committee			11/18/1969	06/09/2016	6

Vice-chairman of the Board of Directors
Israel Vainboim 090.997.197-87 Not applicable.	Compensation Committee	Committee member(effective)	Engineer 06/01/1944	04/28/2016 04/28/2016	Annual 1	100.00%
Pedro Luiz Bodin de Moraes 548.346.867-87	Compensation Committee	Committee member(effective)	Economist 07/13/1956	04/28/2016 04/28/2016	Annual 6	100.00%
Chairman of the Capital and Risk Management Committee

Member of the Board of Directors

Member of the Related Parties Committee
Pedro Moreira Salles	Compensation Committee	Chairman of the Committee	Banker	04/28/2016	Annual	100.00%

12.7/8 - Composition of committees

Name Individual Taxpayer’s Registry (CPF) Other positions held/ functions performed at the issuer	Type of committee Description of other committees	Office held Description of other positions held	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings

551.222.567-72			10/20/1959	04/28/2016	6
Member of the Strategy Committee

Chairman of the Appointments and Corporate Governance
Committee
Chairman of the Board of Directors

Chairman of the Personnel Committee
Alexsandro Broedel Lopes 031.212.717-09	Other committees Disclosure and Trading Committee	Committee member(effective)	Accountant 10/05/1974	04/28/2016 04/28/2016	Annual 3	100.00%
Executive Officer
Alfredo Egydio Arruda Villela Filho 066.530.838-88	Other committees	Committee member(effective)	Engineer 11/18/1969	04/28/2016 04/28/2016	Annual 7	100.00%
Appointments and Corporate Governance Committee
Member of the Compensation Committee

Vice-chairman of the Board of Directors

12.7/8 - Composition of committees

Name Individual Taxpayer’s Registry (CPF) Other positions held/ functions performed at the issuer	Type of committee Description of other committees	Office held Description of other positions held	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings

Alfredo Egydio Setubal 014.414.218-07	Other committees	Committee member(effective)	Administrator 09/01/1958	04/28/2016 04/28/2016	Annual 7	100.00%
Appointments and Corporate Governance Committee Member of the Disclosure and Trading Committee

Member of the Personnel Committee Member of the Capital and Risk Management Committee Member of the Board of Directors
Alfredo Egydio Setubal	Other committees	Committee member(effective)	Administrator	04/28/2016	Annual	25.00%

014.414.218-07 Disclosure and Trading Committee Member of the Appointments and Corporate Governance Committee Member of the Personnel Committee Member of the Capital and Risk Management Committee Member of the Board of Directors			09/01/1958	04/28/2016	8

Alfredo Egydio Setubal 014.414.218-07	Other committees Personnel Committee	Committee member(effective)	Administrator 09/01/1958	04/28/2016 04/28/2016	Annual 1	66.67%
Member of the Capital and Risk Management Committee Member of the Appointments and Corporate Governance Committee Member of the Disclosure and Trading Committee Member of the Board of Directors

12.7/8 - Composition of committees

Alfredo Egydio Setubal 014.414.218-07 Member of the Personnel Committee Member of the Appointments and Corporate Governance Committee Member of the Disclosure and Trading Committee Member of the Board of Directors	Other Committees Capital and Risk Management Committee	Member of the Committee (Effective)	Administrator 09/01/1958	04/28/2016 04/28/2016	Annual 1	100.00%

Álvaro Felipe Rizzi Rodrigues 166.644.028-07 Officer	Other Committees Disclosure and Trading Committee	Member of the Committee (Effective)	Lawyer 03/28/1977	04/28/2016 04/28/2016	Annual 2	100.00%

Caio Ibrahim David 101.398.578-85 Director Vice-President	Other Committees Disclosure and Trading Committee	Member of the Committee (Effective)	Engineer 01/10/1968	04/28/2016 04/28/2016	Annual 6	75.00%

Candido Botelho Bracher	Other Committees	Member of the Committee (Effective)	Administrator 05/12/1958	04/28/2016 04/28/2016	Annual 7	100.00%
039.690.188-38 Member of the Strategy Committee Member of the Board of Directors	Capital and Risk Management Committee

Director General
Candido Botelho Bracher	Other Committees	Member of the Committee (Effective)	Administrator 05/12/1958	04/28/2016 04/28/2016	Annual 1	100.00%
039.690.188-38	Strategy Committee
Member of the Capital and Risk Management Committee

Member of the Board of Directors

12.7/8 - Composition of committees

Name CPF Other positions held/functions performed at the issuer	Type of committee Description of other committees	Position held Description of other positions held	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings

Director General
Carlos Henrique Donegá Aidar 076.630.558-96 Not Applicable	Other Committees Disclosure and Trading Committee	Member of the Committee (Effective)	Economist 10/19/1965	04/28/2016 04/28/2016	Annual 2	75.00%

Demosthenes Madureira de Pinho Neto 847.078.877-91 Member of the Board of Directors	Other Committees Capital and Risk Management Committee	Member of the Committee (Effective)	Entrepreneur 01/28/1960	04/28/2016 04/28/2016	Annual 4	100.00%

Member of the Appointments and Corporate Governance Committee
Demosthenes Madureira de Pinho Neto 847.078.877-91 Appointments and Corporate Governance Committee Member of the Board of Directors	Other Committees	Member of the Committee (Effective)	Entrepreneur 01/28/1960	04/28/2016 04/28/2016	Annual 4	100.00%

Member of the Capital and Risk Management Committee
Eduardo Mazzilli de Vassimon	Other Committees	Member of the Committee (Effective)	Administrator	04/28/2016	Annual	100.00%
033.540.748-09 General Director	Disclosure and Trading Committee		10/07/1958	04/28/2016	1

Fábio Colletti Barbosa 771.733.258-20	Other Committees Personnel Committee	Member of the Committee (Effective)	Administrator 10/03/1954	04/28/2016 04/28/2016	Annual 1	100.00%

12.7/8 - Composition of committees

Name CPF Other positions held/functions performed at the issuer	Type of committee Description of other committees	Position held Description of other positions held	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings

Member of the Appointments and Corporate Governance Committee
Member of the Strategy Committee
Member of the Board of Directors
Fábio Colletti Barbosa	Other Committees	Member of the Committee	Administrator	04/28/2016	Annual	100.00%
771.733.258-20	Appointments and	(Effective)	10/03/1954	04/28/2016	1
Member of the Personnel Committee	Corporate Governance
Member of the Strategy Committee	Committee
Member of the Board of Directors

Fábio Colletti Barbosa	Other Committees	Member of the Committee	Administrator	04/28/2016	Annual	100.00%
771.733.258-20	Strategy Committee	(Effective)	10/03/1954	04/28/2016	1
Member of the Personnel Committee
Member of the Appointments and Corporate Governance Committee
Member of the Board of Directors

Fernando Marsella Chacon Ruiz	Other Committees	Member of the Committee	Mathematician	04/28/2016	Annual	50.00%
030.086.348-93	Disclosure and	(Effective)	08/29/1965	04/28/2016	7
Not Applicable	Trading Committee

Gustavo Jorge Laboissière Loyola	Other Committees	Member of the Committee	Economist	04/28/2016	Annual	100.00%
101.942.071-53	Capital and Risk	(Effective)	12/19/1952	04/28/2016	7
Member of the Board of Directors	Management Committee

Member of Compensation Committee.

Member of the Related Parties Committee

12.7/8 - Composition of committees

Gustavo Jorge Laboissière Loyola	Other Committees	Member of the Committee	Economist	04/28/2016	Annual	100.00%
		(Effective)
101.942.071-53	Related Parties Committee		12/19/1952	04/28/2016	3
Member of the Board of Directors

Member of the Compensation Comittee
Member of the Capital and Risk Management Committee
Leila Cristiane Barboza Braga de Melo	Other Committees	Member of the Committee (Effective)	Lawyer	04/28/2016	Annual	50.00%
153.451.838-05	Disclosure and Trading		10/04/1971	04/28/2016	4
Executive Officer	Committee

José Galló	Other Committees	Member of the Committee	Administrator	06/03/2016	Annua	0.00%
032.767.670-15		(Effective)	09/11/1951	06/09/2016	0
Member of Board of Directors	Personnel Committee
Marcelo Kopel	Other Committees	Chairman of the Committee	Administrator	04/28/2016	Annual	100.00%
059.369.658-13	Disclosure and		11/05/1964	04/28/2016	2
Officer	Trading Committee

Investor Relations Officer

Nildemar Secches	Other Committees	Chairman of the Committee	Engineer	04/28/2016	Annual	100.00%
589.461.528-34	Strategy Committee		11/24/1948	04/28/2016	4
Member of the Board of Directors

Chairman of the Related Parties Committee

Member of the Personnel Committee

12.7/8 - Composition of committees

Name CPF Other positions held/functions performed at the issuer	Type of committee Description of other committees	Position held Description of other positions held	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings

Nildemar Secches	Other Committees	Chairman of the Committee	Engineer	04/28/2016	Annual	100.00%
589.461.528-34	Related Parties Committee		11/24/1948	04/28/2016	3
Member of the Board of Directors

Chairman of the Strategy Committee

Member of the Personnel Committee

Nildemar Secches	Other Committees	Member of the Committee (Effective)	Engineer	04/28/2016	Annual	100.00%
589.461.528-34	Personnel Committee		11/24/1948	04/28/2016	3
Member of the Board of Directors
Chairman of the Related Parties Committee

Chairman of the Strategy Committee
Pedro Luiz Bodin de Moraes	Other Committees	Chairman of the Committee	Economist	04/28/2016	Annual	100.00%
548.346.867-87	Capital and Risk Management		07/13/1956	04/28/2016	7
	Committee
Member of the Compensation Committee

Member of the Board of Directors

Member of the Related Parties Committee

12.7/8 - Composition of committees

Name CPF Other positions held/functions performed at the issuer	Type of committee Description of other committees	Position held Description of other positions held	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings

Pedro Luiz Bodin de Moraes	Other Committees	Member of the Committee	Economist	04/28/2016	Annual	100.00%
		(Effective)
548.346.867-87	Related Parties Committee		07/13/1956	04/28/2016	3
Member of the Compensation Committee

Chairman of the Capital and Risk Management Committee

Member of the Board of Directors
Pedro Moreira Salles	Other Committees	Member of the Committee	Banker	04/28/2016	Annual	100.00%
		(Effective)
551.222.567-72	Strategy Committee		10/20/1959	04/28/2016	7
Chairman of the Compensation Committee

Chairman of the Appointments and Corporate Governance Committee

Chairman of the Board of Directors

Chairman of the Personnel Committee

12.7/8 - Composition of committees

Pedro Moreira Salles	Other Committees	Chairman of the Committee	Banker	04/28/2016	Annual	100.00%
551.222.567-72	Appointments and Corporate		10/20/1959	04/28/2016	7
Chairman of the Compensation	Governance Committee
Committee

Chairman of the Board of Directors

Member of the Strategy Committee

Chairman of the Personnel
Committee
Pedro Moreira Salles	Other Committees	Chairman of the Committee	Banker	04/28/2016	Annual	100.00%
551.222.567-72	Personnel Committee		10/20/1959	04/28/2016	7
Chairman of the Compensation Committee

Chairman of the Appointments and Corporate Governance
Committee Chairman of the Board of Directors

Member of the Strategy Committee
Ricardo Villela Marino	Other Committees	Member of the Committee	Engineer	04/28/2016	Annual	100.00%
		(Effective)
252.398.288-90	Strategy Committee		01/28/1974	04/28/2016	6
Member of the Board of Directors
Roberto Egydio Setubal	Other Committees	Member of the Committee	Engineer	04/28/2016	Annual	100.00%
		(Effective)
007.738.228-52	Strategy Committee		10/13/1954	04/28/2016	7
Member of the Capital and Risk Management Committee

Member of the Personnel Committee

12.7/8 - Composition of committees

Name CPF Other positions held/functions performed at the issuer	Type of committee Description of other committees	Position held Description of other positions held	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings

Vice-Chairman of the Board of Directors

Chief Executive Officer
Roberto Egydio Setubal	Other Committees	Member of the Committee	Engineer	04/28/2016	Annual	85.71%
007.738.228-52	Capital and Risk	(Effective)	10/13/1954	04/28/2016	7
Member of the Strategy Committee	Management Committee

Member of the Personnel Committee

Vice-Chairman of the Board of
Directors

Chief Executive Officer

Roberto Egydio Setubal	Other Committees	Member of the Committee	Engineer	04/28/2016	Annual	100.00%
007.738.228-52	Personnel Committee	(Effective)	10/13/1954	04/28/2016	7
Member of the Strategy Committee

Member of the Capital and Risk Management Committee

Vice-Chairman of the Board of Directors

Chief Executive Officer

Professional experience / Statement of any conviction / Independence criteria

Antonio Francisco de Lima Neto - 231.877.943-00

Itaú Unibanco Holding S.A.: member of the Audit Committee since July 2015. Main activity of the company: Holding company. Banco Fibra S.A.: Chief Executive Officer from 2009 to October 2013. Main activity of the company: Multiple bank with commercial portfolio.

Banco do Brasil S.A.: Chief Executive Officer from December 2006 to April 2009; Vice-President of Retail and Distribution from July 2005 to December 2006; Vice-President of International and Wholesale Business from November 2004 to July 2005; Commercial Officer from September 2001 to November 2004; Executive Superintendent of the Commercial Department from July 2000 to September 2001; State Superintendent of the Tocantins from May 1999 to 2000; Regional Superintendent of Belo Horizonte from January 1997 to May 1999. Main activity of the company: Multiple bank with commercial portfolio.

Brasilprev Seguros e Previdência S.A.: member of the Board of Directors from 2007 to 2009;

FEBRABAN – Federação Brasileira de Bancos: member of the Board of Directors from 2006 to 2009;

BB Securities Limited: member of the Board of Directors from 2004 to 2005;

Brasilsaúde Companhia de Seguros: member of the Board of Directors from 2003 to 2005;

Companhia de Seguros Aliança do Brasil: member of the Board of Directors from 2001 to 2009;

BB Previdência – Fundo de Pensão Banco do Brasil: member of the Board of Directors from 2000 to 2007.

Academic Background: Master’s Degree in Economics – ongoing - from Fundação Getúlio Vargas since January 2014; Brazilian Institute for Corporate Governance course for Directors (2014); Post Graduation (Lato Sensu) course in Marketing from PUC Rio de Janeiro (2001); MBA for Executives from Fundação Dom Cabral (1997); Graduated in Economic Sciences from Universidade Federal de Pernambuco (1996). Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Diego Fresco Gutierrez - 214.970.328-90

Itaú Unibanco Holding S.A.: member of the Audit Committee (Financial Expert) since April 2014. Main activity of the company: Holding company.

Independent consultant for complex financial reporting matters, particularly for companies with shares registered both in Brazil and in the United States, since June 2013.

PricewaterhouseCoopers – São Paulo/SP: Partner Capital Markets Accounting Advisory Services from 2000 to June 2013. Main activity of the company: Accounting and tax consulting and audit.

PricewaterhouseCoopers – Montevideo/Uruguay: Assurance Senior Manager from 1998 to 2000. Main activity of the company: Accounting and tax consulting and audit.

PricewaterhouseCoopers – National Technical Office, Stanford, United States: Senior Manager, tour at PwC technical office in the United States from 1997 to 1998. Main activity of the company: Accounting and tax consulting and audit.

PricewaterhouseCoopers – Montevideo/Uruguay: from trainee to Senior Manager from 1990 to 1997. Main activity of the company: Accounting and tax consulting and audit.

Academic Background: Bachelor’s degree in Accounting from Universidad de la Republica Oriental del Uruguay, 1994; Certified Public Accountant - “CPA” in the United States for the State of Virginia since 2002 and graduated in the Course for Members of Boards of Directors in 2013 from the Brazilian Institute of Corporate Governance.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Geraldo Travaglia Filho - 573.620.338-34,

Itaú Unibanco Holding S.A.: Executive Officer from November 2008 to April 2009; Secretary of the Board of Directors from December 2010 to July 2012; Member of the Audit Committee since March 2013, and Chairman of this Committee since June 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer from November 2008 to April 2009. Main activity of the company: Multiple bank with commercial portfolio.

Banco Itaú BBA S.A.: Executive Officer from November 2008 to January 2010. Main activity of the company: Multiple bank, with investment portfolio.

Redecard S.A.: Chief Financial Officer from May 2009 to April 2010. Main activity of the company: provider of means of payment services.

Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman from September 2004 to April 2009; Executive Officer from 1996 to 2004; Planning, Accounting and Control Officer from 1990 to 1994. Main activity of the company: Multiple bank with commercial portfolio.

Academic Background: Bachelor’s degree in Business Administration from Universidade de São Paulo in 1979, with specialization in Banking Management from the Wharton School of the University of Pennsylvania in 1992.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Maria Helena dos Santos Fernandes de Santana - 036.221.618-50

Itaú Unibanco Holding S.A.: member of the Audit Committee since June 2014. Main activity of the company: Holding company.

Companhia Brasileira de Distribuição S.A.: member of the Board of Directors and Chairman of the Corporate Governance Committee since 2013. Main activity of the company: Retail business.

CPFL Energia S.A.: member of the Board of Directors between 2013 and 2015. Main activity of the company: Generation of renewable energy.

Totvs S.A.: member of the Board of Directors and Coordinator of the Audit Committee since 2013. Main activity of the company: Communication and Technology.

IFRS Foundation: member of the Board of Trustees since January 2014. Main activity: Non-profit foundation.

Brazilian Securities Commission (CVM): Chairman from July 2007 to July 2012 and Officer from July 2006 to July 2007. Main activity of the company: General public administration.

São Paulo Stock Exchange – BOVESPA: From 1994 to 2006, where she initially worked in the Special Projects area ; between 2000 and 2006 she was the Executive Superintendent of Relations with Companies.

Instituto Brasileiro de Governança CorporativaI - IBGC : (Brazilian Institute of Corporate Governance: Vice-Chairman from 2004 to 2006 and Member of the Board of Directors since 2001. Main activity of the company: Social rights protection association.

International Association of Securities Commission - IOSCO – Chairman of the Executive Committee from 2010 to 2012 and Latin-American Roundtable on Corporate Governance (OECD / WB Group) as Member since 2000.

Academic Background: Economist graduated in 1990 from the School of Economics and Business Administration (FEA) from Universidade de São Paulo (USP).

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Rogério Paulo Calderón Peres – 035.248.608-26

Itaú Unibanco Holding S.A.: Member of the Audit Committee since November 2016; Officer from April 2011 to April 2014; Member of the Disclosure and Trading Committee from June 2009 to April 2014.

Main activity of the company: Holding company.

HSBC Group: CFO for Latin America, Member of the Financial Management Council and Member of the Administrative Committee for Latin America from July 2014 to October 2016. Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Unibanco S.A.: Officer from April 2009 to April 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Managing Vice-President from June 2012 to April 2013; Chairman of the Board of Directors and CEO from April 2013 to April 2014. Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer from April 2013 to April 2014.

Main activity of the company: Lease operations.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from 2007 to 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Bunge Group – Bunge Brasil S.A.: Executive Vice-President from 2003 to 2006; Fosfertil, Ultrafertil and Fertifos: Member of the boards of directors; Bunge Foundation, Bungeprev and Fosfertil: Member of the Audit Committee.

PricewaterhouseCoopers from 1981 to 2003: Active partner in the Audit, Tax and Consultancy for Agribusiness and Consumer and Retail Products divisions.

Educational Background: Bachelor’s degree in Business Administration from the Getúlio Vargas Foundation (State of Sao Paulo) and in Accounting from the Paulo Eiró Foundation (State of São Paulo); Postgraduate degrees and special professional courses: E-Business Education Series from the University of Virginia Darden School of Business; Executive M.B.A. from the University of Western Ontario, in Canada; Case Studies in consumer and retail companies; Center for Executive Development Faculty at Princeton University, Business Strategy and Organization; Continuing Education Management and Professional Training, Arundel, England; Executive Business Development – Finance and Investment Decision Course – Analyzes and Measures at the Getúlio Vargas Foundation (State of São Paulo); Continuing Education Course at Harvard Business School, Making Corporate Boards More Effective – United States.

Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii - any conviction in an administrative proceeding of the CVM and the penalties applied; iii - any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity: no records.

Alfredo Egydio Arruda Villela Filho - 066.530.838-88

Itaú Unibanco Holding S.A.:

Vice-Chairman of the Board of Directors since March 2003 (non-executive director); member of the Disclosure and Trading Committee from November 2008 to July 2015, and of the Appointments and Corporate Governance Committee since August 2009, of the Compensation Committee since February 2011, of Appointments and Compensation from May 2006 to June 2009, and Accounting Policies from July 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Vice-Chairman of the Board of Directors from August 2002 to March 2003. Main activity of the company: Multiple bank with commercial portfolio.

Itaúsa - Investimentos Itaú S.A.: member of the Board of Directors since August 1995, being Chairman since May 2015; Vice-Chairman from May 2011 to May 2015; Chief Executive Officer from September 2009 to May 2015; Chairman of the Ethics, Disclosure and Trading Committee from April 2005 to May 2015, Chairman of the Investment Policies Committee and Member of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Duratex S.A.: Member of the Board of Directors since 1996 and Vice-Chairman since 2008; Member of the Personnel, Appointments and Corporate Governance Committee since November 2009.

Main activity of the company: Manufacturing, sale, import, and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: member of the Board of Directors from April 2004 to April 2010, and Chairman from April to November 2009; Vice-Chairman from April 2004 to April 2009 and from November 2009 to April 2010.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: member of the Board of Directors since April 1997; Vice-Chairman since January 2010; Chairman from April 2009 to January 2010; Vice-Chairman from April 1997 to April 2009.

Main activity of the company: Ownership interest in other companies in Brazil and abroad, and particularly in those engaged in banking and commercial automation equipment and provision of services.

Academic Background: Bachelor’s degree in Mechanical Engineering from Mauá Engineering School of the Instituto Mauá de Tecnologia in 1992, and post-graduate degree in Business Administration from Fundação Getúlio Vargas.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Israel Vainboim - 090.997.197-87

Itaú Unibanco Holding S.A.: Member of the Board of Directors from November 2008 to April 2015; Member of the Strategy and Disclosure Committee and Compensation and Corporate Governance Committee from June 2009 to April 2015; Non-management member of the Compensation Committee since April 2015. Main activity of the company: Holding company.

Unibanco - União de Bancos Brasileiros S.A.: Head of Backoffice of the Unibanco Group, from 1973 to 1977; Vice-President from 1978 to 1988; President from 1988 to August 1992; Member of the Board of Directors from 1988 to 2008.

Main activity of the company: Multiple bank with commercial portfolio.

Unibanco Holding S.A.: Executive Officer from 1994 to 2007; Chairman of the Board of Directors from 2007 to 2009; Member of the Board of Directors from 1988 to 2009. Main activity of the company: Holding company.

Academic Background: Bachelor’s degree in Mechanical Engineering from Universidade Federal Rio de Janeiro (UFRJ); MBA from the University of Stanford.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Pedro Luiz Bodin de Moraes - 548.346.867-87

Itaú Unibanco Holding S.A.: member of the Board of Directors since February 2009 (independent director); member of Capital and Risk Management Committee since August 2009; member of Compensation Committee since February 2011 e member of Related Parties Committee since April 2013. Main activity of the company: Holding company.

Unibanco – União de Banco Brasileiros S.A.: member of the Board of Directors from July 2003 to December 2008. Main activity of the company: Multiple bank with commercial portfolio.

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency.

Banco Nacional de Desenvolvimento Econômico e Social BNDES (Brazilian Social and Economic Development Bank): Director from 1990 to 1991. Main activity of the company: Development bank.

Banco Icatu S.A.: Director and Partner from 1993 to 2002.

Main activity of the company: Multiple bank with commercial portfolio.

Icatu Holding S.A.: Director from 2002 to 2003 and Partner since 2003. Main activity of the company: Holding company.

Academic Background: Bachelor’s and Master’s degrees in Economics from Pontificia Universidade Catolica of Rio de Janeiro (PUC-Rio). PhD in Economics from the Massachusetts Institute of Technology (MIT)

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Pedro Moreira Salles - 551.222.567-72

Itaú Unibanco Holding S.A.: Chairman of the Board of Directors since August 2009 (non-executive director); Chairman of the Appointments and Corporate Governance Committee, and Personnel Committee since August 2009 and Compensation Committee since February 2011; Member of the Strategy Committee since April 2016, and President since August 2009; Executive Vice-President from November 2008 to August 2009.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from February 2010 to April 2012. Main activity of the company: Multiple bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman of the Board of Directors and Chief Executive Officer from September 2004 to November 2008. Main activity of the company: Multiple bank with commercial portfolio.

Unibanco Holding S.A.: Vice-Chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008. Main activity of the company: Holding company.

Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009. Main activity of the company: Insurance

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009. Main activity of the company: Holding company.

Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008; member of the Board of Directors from November 2008 to June 2015; Chief Executive Officer since 2015. Main activity of the company: Holding company.

IUPAR - Itaú Unibanco Participações S.A.: Chief Executive Officer since June 2015; member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012. Main activity of the company: Holding company.

Porto Seguro S.A.: Vice-Chairman of the Board of Directors from November 2009 to March 2012. Main activity of the company: Holding company.

Totvs S.A.: Member of the Board of Directors since March 2010. Main activity of the company: Communication and Technology.

Academic Background: Bachelor’s degree, magna cum laude in Economics and History from the University of California, Los Angeles, and attended the International Relations program at Yale University and the OPM – Owner/President Management Program at Harvard University.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alexsandro Broedel Lopes - 031.212.717-09

Itaú Unibanco Holding S.A.: Executive Officer since April 2015, and Officer from August 2012 to March 2015; member of the Disclosure and Trading Committee since October 2013, in addition to a management position in other subsidiaries of the Itaú Unibanco Conglomerate . Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activity of the company: Multiple bank with commercial portfolio.

Investimentos Bemge S.A.: Officer since June 2012.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itauseg Participações S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since August 2012. Main activity of the company: Lease operations.

Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master’s and PhD programs. Main activity: Educational institution.

Brazilian Securities Commission (CVM): Officer from 2010 to 2012. Main activity of the company: General public administration.

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm.

BM&F Bovespa S.A.: Member of the Audit Committee in 2012. Main activity of the company: Regulatory body.

CETIP S.A. - Mercados Organizados (CETIP S.A. The Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors since May 2013. Main activity of the company: Organized over-the-counter markets managing company.

Accounting Standards Advisory Forum (ASAF) of the International Accounting Standards Board (IASB): member since 2010.

IRB Brasil Resseguros: member of the Board of Directors since 2015.

International Integrated Reporting Committee IIRC: member.

FEA-USP: Full professor.

EAESP-FGV: Professor from 2001 to 2002.

Manchester Business School: Professor in 2005.

London School of Economics: Visiting professor.

Mr. Broedel has published a number of technical books and articles in Brazil and abroad.

Academic background: PhD in Accounting and Finance Manchester Business School (2008); PhD in Controllership and Accounting from Universidade de São Paulo (USP) (2001); Bachelor’s degree in Accounting (1997) from Universidade de Sao Paulo (USP); and Bachelor’s degree in Law from Universidade de Sao Paulo (USP) in 2012.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alfredo Egydio Setubal - 014.414.218-07

Itaú Unibanco Holding S.A.: member of the Board of Directors since June 2007 (non-executive director); Managing Vice-President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; member of the Appointments and Corporate Governance Committee since August 2009; member of the Capital and Risk Management Committee since April 2015; member of the Personnel Committee since April 2015 and of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itaú Unibanco S.A.: Managing Vice-President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993.

Main activity of the company: Multiple bank with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice-Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and member of Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Associação Nacional dos Bancos de Investimentos – ANBID (National Association of Investment Banks): Vice-President from 1994 to August 2003 and President from August 2003 to August 2008;

Associação da Distribuidora de Valores – ADEVAL (Association of Broker-Dealers): member of the Advisory Board since 1993;

Associação Brasileira das Companhias Abertas – ABRASCA (Brazilian Association of Listed Capital Companies): member of the Management Board since 1999;

Instituto Brasileiro de Relações com Investidores – IBRI (Brazilian Institute of Investors Relations): member of the Board of Directors from 1999 to 2009 and Chairman of President of the Superior Guidance, Nomination and Ethics Committee since 2009;

São Paulo Museum of Modern Art – MAM: Financial Officer since 1992.

Academic Background: Bachelor’s degree in 1980 and postgraduate degree in Business Administration from Fundacao Getulio Vargas, with specialization course at INSEAD (France).

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07

Itaú Unibanco Holding S.A.: Officer since April 2015; member of Disclosure and Trading Committee since October 2014. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, acting in the Coordination and Supervision of M&A (Mergers and Acquisitions) Legal Matters, Corporate Legal Matters, Corporate Paralegal Matters, Antitrust Legal Matters and International Legal Matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units and for the follow up and evaluation of the main legal matters regarding these units).
Main activity of the company: Multiple bank with commercial portfolio.

Tozzini Freire Lawyers: He acted in the areas of corporate law and contract law from August 1998 to February 2005. Main activity of the company: Legal services.

Academic Background:

Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999. Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001 and Master’s degree (“Master at Laws” – LL.M.) from Columbia University School of Law New York NY in 2004.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Caio Ibrahim David - 101.398.578-85

Itaú Unibanco Holding S.A.: Director Vice-President since december 2016; Executive Officer from June 2010 to April 2015; member of Disclosure and Trading Committee since July 2010.
Main activity of the company: Holding company.

Itaú Unibanco S.A.: Vice-President since July 2013; Executive Officer from August 2010 to July 2013; responsible for the Finance Area. He joined the group in 1987 as a trainee, working in the controllership, and market and liquidity risk control areas
Main activity of the company: Multiple bank with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors since April 2012 and Managing Vice-President from October 2010 to April 2013. Main activity of the Company:Support to companies in which it holds interest, including carrying out studies and availability of funds.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since July 2010. Main activity of the company: Lease operations.

Itauseg Participações S.A.: Executive Officer from April 2010 to April 2013 and Chief Executive Officer from May 2013 to March 2015. Main activity of the company: Holding company.

Redecard S.A.: Vice-Chairman of the Board of Directors from June 2010 to December 2012 and Member of the Board of Directors from May 2010 to December 2012. Main activity of the company: Provider of means of payment services.

Academic Background: Bachelor’s degree in Engineering from Universidade Mackenzie (1986 to 1990), with post graduation in Economics and Finance (1992 to 1993) from Universidade de São Paulo and Master’s degree in Controllership also from Universidade de São Paulo (1994 to 1997) and MBA from the New York University (1997 to 1999) with specialization in Finance, Accounting and International Business.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Candido Botelho Bracher - 039.690.188-38

Itaú Unibanco Holding S.A.: Director-General since April 2015; Vice-President from August 2005 to April 2015; member of the Board of Directors since February 2009 (Executive Director); member of the Personnel Committee from August 2009 to April 2015, member of the Capital and Risk Management Committee since June 2008, and Strategy since April. Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from March 2013 to April 2015; Chief Executive Officer since August 2005; Managing Vice-President from February 2003 to August 2005. Main activity of the company: Multiple-service bank, with investment portfolio.

Banco Itaú BBA Creditanstalt S.A.: Officer (1988 to 2003).

Main activity of the company: Multiple-service bank, with investment portfolio.

BM&F Bovespa S.A.: member of the Board of Directors from April 2009 to June 2014.

Main activity of the company: Commodities and futures exchange.

Companhia Brasileira de Distribuição: Alternate member of the Board of Directors from September 1999 to June 2005; member of the Board of Directors from June 2005 to March 2013. Main activity of the company: Retail business.

Academic background: Bachelor’s degree in Business Administration from Escola de Administração de Empresas de São Paulo of Fundação Getúlio Vargas in 1980.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Carlos Henrique Donegá Aidar - 076.630.558-96

Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since January 2015. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2008. In December 1986, he joined the staff of this financial institution, and over his career, his main assignments were: preparation of the consolidated budget of distribution channels and products; estimates of the main financial variables, such as volumes of loans, spreads, fees and costs; studies of economic feasibility related to new business; management of the controllership’s main support system by validating data, accounting consistency, financial calculation modeling and production of monthly databases to determine results; monitoring of treasury results, development of result analyses, asset and liquidity management instruments. Main activity of the company: Multiple bank with commercial portfolio.

Academic Background: Bachelor’s degree in Economic Sciences from Faculdade de Ciências Econômicas de São Paulo of Fundação Escola de Comércio Álvares Penteado, in 1986. Post graduation in Finance from Universidade de São Paulo in 1994.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Demosthenes Madureira de Pinho Neto – 847.078.877-91

Itaú Unibanco Holding S.A.: member of the Board of Directors since May 2012 (non-executive director); member of the Appointments and Corporate Governance and Capital and Risk Management committees since July 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer from November 2008 to January 2012.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Vice-President from November 2008 to April 2009.

Main activity of the company: Multiple-service bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Vice-President from December 2004 to April 2009.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco Asset Management: Executive Officer from August 2002 to July 2005.

Main activity of the company: Securities custody and portfolio management.

ANBID: Vice-President from 2000 to 2003.

Main activity of the company: Trade association.

Dresdner Asset Management: CEO from November 1999 to 2002.

Main activity of the company: Private banking.

Central Bank of Brazil: Director of Internal Affairs from 1997 to March 1999.

Main activity of the company: Federal government agency.

Ministry of Finance: General Coordinator of Monetary and Financial Policy in 1993.

Main activity of the company: General public administration.

Professor of Economics and Finance at FGV-SP, PUC-RJ, and INSPER / IBEMEC SP from 1991 to 2004.

Academic background: Bachelor’s and Master’s degrees in Economics from PUC-RJ, and PhD in Economics from University of California, Berkeley.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Mazzilli de Vassimon - 033.540.748-09

Itaú Unibanco Holding S.A.: General Director since December 2016; Managing Vice-President from Abril 2015 to December 2016; Executive Officer from March 2013 to April 2015. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Foreign Exchange General Manager from 1980 to 1990; he became Executive Vice-President in March 2013. Main activity of the company: Multiple bank with commercial portfolio.

Banco Itaú BBA S.A.: Member of the Board of Directors from November 2004 to April 2015 and Managing Vice-President from November 2004 to December 2008, in charge of the following departments: international, financial institutions, products, customer service and treasury.

Main activity of the company: Multiple bank, with investment portfolio.

Banco Itaú BMG Consignado S.A.: Member of the Board of Directors since May 2013.

Main activity of the company: Multiple bank with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors since February 2013.

Main activity of the company: Holding of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since April 2015.

Main activity of the company: Lease operations.

Banco BBA-Creditanstalt S.A.: Deputy Foreign Exchange Officer from 1990 to 1991 and International Area Officer from 1992 to 2003. Main activity of the company: Multiple bank, with investment portfolio.

Academic Background: Bachelor’s degree in Economics from Universidade de São Paulo (USP) in 1980 and in Business Administration from Fundação Getúlio Vargas (FGV) in 1980; postgraduate degree from the São Paulo Business Administration School of Fundação Getúlio Vargas (EAESP/FGV) in 1982 and from École dês Hautes Études Commerciales, in France, 1982

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fábio Colletti Barbosa - 771.733.258-20

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2015 (independent director); a member of the Personnel, Appointments and Corporate Governance, and Strategy committees since April 2015.

Main activity of the company: Holding company.

Abril Comunicações S.A.: President from September 2011 to March 2014.

Main activity of the company: Printing of books, magazines and other periodicals.

Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Real S.A.: CEO from 1998 to 2008.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Fundação OSESP: Chairman of the Board of Directors since 2012.

Insper - Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010.

UN Foundation (Fundação das Nações Unidas – USA): Board member since 2011.

Instituto Empreender Endeavor: Board member since 2008.

Almar Participações S.A.: Board member since 2013.

Vox Capital - Investimentos: Member of the Advisory Council since 2012.

Gávea Investments: Member of the Investment Committee since September 2015.

Academic background: Bachelor’s degree in Economics from School of Economics of Fundação Getúlio Vargas of São Paulo, and Master’s degree in Business Administration from Institute for Management Development, of Lausanne.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Fernando Marsella Chacon Ruiz - 030.086.348-93

Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since July 2009. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since September 2008 and Managing Officer from January 2007 to September 2008. Main activity of the company: Multiple bank with commercial portfolio.

Banco Itauleasing S.A.: Officer from November 2008 to April 2009.

Main activity of the company: Multiple bank with commercial portfolio.

Academic Background: Bachelor’s degree in Mathematics from Pontifícia Universidade Católica de São Paulo - PUC-SP in 1986. Extension course in Technology (Specialization) and Financial Administration in 1986.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Galló – 032.767.670-15

Itaú Unibanco Holding S.A.: member of the Board of Directors since April 2016 (independent director) and member of Personnel Committee since June 2016. Main activity of the company: Holding company.

Lojas Renner S.A.: member of the Board of Directors since 1998, acting as the Chairman of that Board from 1999 to 2005; Chief Executive Officer from March 1999; Superintendent Director from September 1991 to March 1999. Main activity of the company: Chain of apparel department stores

Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005.

Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A.

Dromegon Participações Ltda.: Officer since September 2005.

Main activity of the company: Holding company of non-financial institutions.

LR Investimentos Ltda.: Officer since August 2008.

Main activity of the company: Holding company of non-financial institutions.

Realize Participações S.A.: Officer since December 2015.

Main activity of the company: Other special partnerships, except for holding companies.

Rumos Consultoria Empresarial Ltda.: Officer since March 1987.

Main activity of the company: Advisory in business management, except for specific technical advisory services.

SLC Agrícola S.A.: member of the Board of Directors since April 2007. Main activity of the company: Agriculture supporting activities.

Localiza Rent a Car S.A.: member of the Board of Directors since October 2010. Main activity of the company: Car rental and fleet management.

Instituto Lojas Renner: member of the Board of Directors since June 2008. Main activity of the company: Association activities.

IDV - Instituto para Desenvolvimento do Varejo: member of the Board of Directors since July 2004. Main activity of the company: Other professional association activities.

Câmara de Dirigentes Lojistas (Retail Managers Chamber) of Porto Alegre: Vice-Chairman since June 2004.

Main activity of the company: Organization of trade and business association activities.

Academic background: Bachelor's degree in Business Administration from Escola de Administração de Empresas de São Paulo - Fundação Getúlio Vargas in 1974.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2006 (independent director); Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; member of the Capital and Risk Management Committee since July 2008 and the Related Parties Committee since April 2013 and Compensation Committee since June 2016; member of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002. Main activity of the company: Consultancy.

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003. Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998. Main activity of the company: Consultancy on Economics.

Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997 Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992. Main activity of the company: Federal government agency.

Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979. PhD in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Leila Cristiane Barboza Braga de Melo - 153.451.838-05

Itaú Unibanco Holding S.A.: Executive Officer since April 2015; member of the Disclosure and Trading Committee since January 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since April 2015, she is responsible for the Legal Area, which comprises Legal Matters - Litigation, Legal Matters – Retail, Legal Matters – Wholesale, and Institutional and International Legal Matters, and also the Ombudsman’s Office; Officer from February 2010 to March 2015. Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Deputy Director from October 2008 to April 2009. She joined Unibanco in 1997, acting in Unibanco’s Legal Advisory department in operations involving banking products, credit card, real estate and vehicle financing, and projects regarding mergers and acquisitions, corporate restructuring and capital markets, among others. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law, majoring in Corporate Finance and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), Fundamentals of Business Law - NYU - New York University.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marcelo Kopel - 059.369.658-13

Itaú Unibanco Holding S.A.: Officer since June 2014 and Investor Relations Officer since February 2015. Member of the Disclosure and Trading Committee since January 2014, acting as its Chairman since February 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2014.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors and CEO since April 2014.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Dibens Leasing S.A. - Arrendamento Mercantil: Officer since June 2014 and Chairman of the Board of Directors since April 2015. Main activity of the company: Lease operations.

Redecard S.A.: Executive Officer from May 2010 to July 2014.

Main activity of the company: Provider of means of payment services.

Banco Credicard S.A.: Officer from November 2004 to February 2010 and Member of the Board of Directors from February 2010 to April 2010. Main activity of the company: Multiple- service bank, without commercial portfolio.

Banco Citibank S.A.: Finance Officer from 2006 to 2010.

Main activity of the company: Commercial banking, with investment portfolio.

Banco ING no Brasil: Finance Officer from 1992 to 1998, and in Latin America from 1998 to 2002. Main activity of the company: Set up of a foreign company in Brazil.

Bank of America: Acting as Finance Officer, concurrently with the position of Operations Officer from 2002 to 2003. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado - FAAP

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Nildemar Secches - 589.461.528-34

Itaú Unibanco Holding S.A.: member of the Board of Directors since May 2012 (independent director); member of the Strategy Committee since July 2012, and Chairman since April 2016; Chairman of the Related Parties Committee since April 2013; Member of the Personnel Committee since April 2013.

Main activity of the company: Holding company.

WEG S.A.: Vice-chairman of the Board of Directors from 1998 to 2011; Member of the Board of Directors since 2011.

Main activity of the company: Holding company.

Iochpe-Maxion: Vice-chairman of the Board of Directors since 2004.

Main activity of the company: Holding company.

Ultrapar S.A.: member of the Board of Directors since April 2002.

Main activity of the company distribution of fuels, chemicals and storage of liquid bulk.

Suzano Papel e Celulose: member of the Board of Directors since May 2008.

Main activity of the company: paper and pulp industry.

Brasil Foods - BRF S.A.: Chairman of the Board of Directors from April 2007 to April 2013.

Main activity of the company: Food industry.

Perdigão S.A.: CEO from January 1995 to October 2008.

Main activity of the company: Food industry

Iochpe-Maxion Group: Corporate Director-General from 1990 to 1994. Main activity of the company: Industrial holding company.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES - (Brazilian Social and Economic Development Bank): Director from 1987 to 1990.

Main activity of the company: development bank.

Associação dos Produtores e Exportadores de Frangos (Association of Producers and Exporters of Poultry): President from 2001 to 2003.

Main activity of the company: Association.

Academic background: Bachelor’s degree in Mechanical Engineering from USP of São Carlos, post-graduate degree in Finance from PUC of Rio de Janeiro. PhD in Economics from Unicamp of Campinas.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Ricardo Villela Marino - 252.398.288-90

Itaú Unibanco Holding S.A.: : Member of the Board of Directors since June 2008 (Executive Director); member of the Personnel Committee from August 2009 to April 2015; member of the Capital and Risk Management Committee from June 2008 to April 2009 and member of the Strategy Committee since June 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Vice-President since August 2010; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate member of the Board of Directors since April 2011 and member of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Duratex S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing, sale, import and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services.

Academic background: Bachelor’s degree in Mechanical Engineering from Escola Politécnica of the Universidade de São Paulo (USP) in 1996, Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Roberto Egydio Setubal - 007.738.228-52

Itaú Unibanco Holding S.A.: Vice-Chairman of the Board of Directors (executive director) since March 2003, Chief Executive Officer since November 1995, Chairman of the International Advisory Board from March 2003 to April 2009; member of the Strategy Committee and the Personnel Committee since August 2009; member of the Capital and Risk Management Committee since June 2008; member of the Appointments and Compensation Committee from May 2006 to April 2009; and member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; Director-General from July 1990 to April 1994; member of the Board of Directors from May 1991 to March 2003. Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015. Main activity of the company: Multiple-service bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011. Main activity of the company: Multiple-service bank, with commercial portfolio.

Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008. Main activity of the company: Holding company.

Itaúsa – Investimentos Itaú S.A.: Vice-President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

President of the Brazilian Federation of Banks (FENABAN) and Brazilian Federation of Bank Associations (FEBRABAN) from April 1997 to March 2001;

President of the Advisory Board of the Brazilian Federation of Bank Associations (FEBRABAN) since October 2008;

Member of the Board of the International Monetary Conference since 1994;

Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002;

Member of the Trilateral Commission and International Board of the New York Stock Exchange – NYSE since April 2000;

Member of the China Development Forum since 2010; Co-Chair of the WEF 2015 (World Economic Forum) since 2015.

Academic background: Bachelor’s degree in Production Engineering from Escola Politécnica of Universidade de São Paulo, in 1977, and a Master’s degree in Science Engineering from Stanford University, in 1979

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

12.13  – OTHER RELEVANT INFORMATION – ADDITIONAL INFORMATION OF ITEMS 12.5/6 AND 12.7/8

A    - TOTAL OF MEETINGS HELD BY BODY:

Body	Number
Board of Directors	11
Fiscal Council	3
Audit Committee	35
Disclosure and Trading Committee	4
Strategy Committee	2
Capital and Risk Management Committee	7
Appointments and Corporate Governance Committee	2
Related Parties Committee	2
Personnel Committee	3
Compensation Committee	4

B    – CONSECUTIVE TERMS OF OFFICE:

For the number of consecutive terms of office: 1) of the members of the Board of Directors, Fiscal Council, Audit Committee, Other Committees and Executive Board, the following criteria were adopted: (a) counting as from Itaú Unibanco Merger on November 3, 2008; (b) inclusion of terms of office with periods shorter than 1 year in case a member joins the body after the beginning of a term of office; and (c) inclusion of current terms of office; 2) For the Directors Carlos Roberto de Albuquerque Sá and José Caruso Cruz Henriques, the terms of offices of the alternate member of the Fiscal Council was considered; 3) considering the instruction not to identify twice the management member in case of accumulation of positions, we inform that the number of consecutive terms of office for Management Members Roberto Egydio Setubal and Candido Botelho Bracher at the issuer’s Executive Board is 8 terms of office for both of them.

For the number of consecutive terms of office of the members of the Disclosure and Trading Committee, the following criteria were adopted: (a) counting as from Itaú Unibanco Merger on November 3, 2008; (b) inclusion of current terms of office.

C   – MEETING ATTENDANCE PERCENTAGE:

For calculation of the meeting attendance percentage: a) of the members of the Board of Directors, Fiscal Council, Audit Committee and Other Committees, the meetings held since the investiture date of the members until March 1, 2016 were considered, i.e., the numbers included in the table above; b) there is no calculation of the meeting attendance percentage for the members of the Executive Board, and the percentage is zero because the field to be filled in the Empresas-Net system is disabled;

For calculation of the meeting attendance percentage of the members of the Disclosure and Trading Committed, the meetings held in the period from April 22, 2015 to January 19, 2016.

D    – INDEPENDENCE CRITERION FOR MEMBERS OF THE AUDIT COMMITTEE:

All members of the Audit Committee were considered independent, in compliance with the applicable regulation and pursuant to the conditions set forth in the Audit Committee Regulation, and they cannot be, or have been, in the last twelve months, (i) an officer of Itaú Unibanco or its affiliates; (ii) an employee of Itaú Unibanco or its affiliates; (iii) head technician, officer, manager, supervisor or any other member holding a management position in the team involved in the external audit work of Itaú Unibanco or its affiliates; (iv) member of the Fiscal Council of Itaú

Unibanco or its affiliates; (v) parent company of Itaú Unibanco or its affiliates ; or (vi) individual holding a direct or indirect ownership interest exceeding ten per cent of voting capital of Itaú Unibanco or its affiliates.

E    – ADDITIONAL INFORMATION

1 - We inform the end of the term office of the member of the fiscal council Iran Siqueira Lima, due to his death. Pursuant to article 2, paragraph 2, of the Fiscal Council, in case of absence, impediment, resignation or death, the member will be replaced by the respective alternate.

2 - We inform the end of the term office of the member of the Audit Committee Sergio Darcy da Silva Alves, due to his death.

3 - Mr. Ricardo Baldin will not take the office as a member of the Audit Committee to which he was appointed by the resolution of the meeting of the Board of Directors held on April 28, 2016 because he had accepted an invitation to take part of the Executive Board of the National Bank for Economic and Social Development (BNDES).

4. At the Board meeting held on December 09, 2016, Mr. Eduardo Mazzilli de Vassimon was moved from the position of Managing Vice-President to General Director.

On November 9, 2016, we announced a number of changes to our Executive Committee, in accordance with the transition process which we communicated to the market more than two years ago.

After more than 22 years leading the organization, Roberto Setubal has reached the age limit for acting as our Chief Executive Officer. As per the General Shareholders Meeting, Mr. Setubal will leave the Executive Presidency of Itaú Unibanco and will act, together with Pedro Moreira Salles, as co-chairman of the Board of Directors of the Company.

Marco Bonomi, who has also reached the age limit for acting as an executive officer, will leave the position of Retail General Officer (Diretor Geral de Varejo) and will take over as a member of the Board of Directors of Itaú Unibanco, a position for which he will be appointed during the next General Shareholders Meeting. With more than four decades of experience in the retail business, Mr. Bonomi will certainly add valuable contributions to the Board of Directors in view of his knowledge of the banking industry.

Candido Bracher will replace Mr. Setubal as our new Chief Executive Officer. With more than 36 years of experience in the financial market, Mr. Bracher has held, within the last 28 years, positions at BBA Creditanstalt, Itaú BBA and Itaú Unibanco, in several functions, contributing to the evolution of the respective organizations.

Eduardo Vassimon, who joined the Itaú Unibanco Group in 1980 and served, during the last years, as CFO and CRO of the bank, will replace Mr. Bracher as the Company’s Wholesale General Officer (Diretor Geral de Atacado), leading the businesses of large and middle corporations, investment banking, Asset Management, Private Banking and Treasury, as well as Latin America businesses.

Marcio Schettini, who spent much of his career in several retail businesses and performed a fundamental role in the recent transformation of the technology department of Itaú Unibanco, will assume the position of General Retail Officer (Diretor Geral de Varejo), replacing Mr. Bonomi in the management of the banking branches, small and middle companies, credit cards and “Rede” (our card acquiring business), real estate, insurance and vehicles. Our marketing department will also be under his supervision.

Caio David will rejoin the Executive Commitee of Itaú Unibanco as Vice President and will be responsible for the Risk and Finance areas, assuming the position of CFO and CRO of the company. During the few last years, Mr. David performed the role of CFO with distinction and, more recently, the role of Treasurer of Itaú Unibanco, with excellent results, leaving the area well prepared for this new phase.

André Sapoznik, who built his career in Itaú Unibanco on the retail businesses, will be promoted to the position of Vice President and will lead the Technology and Operations departments in lieu of Mr. Schettini.

Claudia Politanski remains as Vice President of Human Resources, Legal and Ombudsman, Corporate Communication and Institutional and Governmental Relations. Ms. Politanski had a crucial role in the management of the cultural renewal process of the Itaú Unibanco Group. The diversity of her talents, which allows, today, a smooth transition of this magnitude, reflects the success of her work.

12.13 – OTHER RELEVANT INFORMATION – ADDITIONAL INFORMATION OF ITEM 12.9

12.9.  The existence of marital relationship, stable union or kinship extended to relatives up to second degree:

a)  Issuer’s management members;

b)  (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries;

c)  (i) Issuer’s management members or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies;

d)  (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies

a)  Issuer’s management member: Alfredo Egydio Setubal (member of the Board of Directors) is the brother of Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer).

b)  (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries:

Not Applicable.

c)  (i) Management members of the Issuer or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies:

•	Pedro Moreira Salles (Chairman of the Board of Directors) together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the issuer’s controlling group;

•	The brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer) and Alfredo Egydio Setubal (member of Board of Directors), together with his brothers and sister José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the issuer’s controlling group

•	Alfredo Egydio Arruda Villela Filho (Vice-Chairman of the Board of Directors), together with his sister Ana Lúcia de Mattos Barretto Villela, are in the issuer’s controlling group and

•	Ricardo Villela Marino (member of Board of Directors), together with his mother Maria de Lourdes Egydio Villela and his brother Rodolfo Villela Marino, are in the issuer’s controlling group.

d)  (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies:

•	Pedro Moreira Salles (Chairman of the Board of Directors), together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR - Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações;

•	The brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer) and Alfredo Egydio Setubal (member of Board of Directors) together with his brother Ricardo Egydio Setubal, are in the management of parent companies IUPAR - Itaú Unibanco Participações S.A.;

•	The brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer) and Alfredo Egydio Setubal (member of Board of Directors) together with his brothers Paulo Setubal Neto and Ricardo Egydio Setubal, are in the management of parent company Itaúsa - Investimentos Itaú S.A.;

•	Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer), together with his brother Ricardo Egydio Setubal, is in the management of parent company Companhia Esa;

•	Alfredo Egydio Arruda Villela Filho (Vice-Chairman of the Board of Directors) is in the management of parent companies Itaúsa - Investimentos Itaú S.A., Companhia Esa and IUPAR - Itaú Unibanco Participações S.A.;

12.13 – OTHER RELEVANT INFORMATION - ADDITIONAL INFORMATION OF ITEM 12.10

12.10. Inform on subordination, services provision or control relationships maintained for the last three years between the Issuer’s management members:

a)  Issuer’s direct or indirect subsidiary, except for those in which the issuer holds, either directly or indirectly, total capital;

b)  Issuer’s direct or indirect parent group;

c)  If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people.

a)  Issuer’s direct or indirect subsidiary, except for those in which the issuer holds, either directly or indirectly, total capital:

The Management member Ricardo Villela Marino holds a management position in subsidiaries. In addition, the management member Cândido Botelho Bracher is part in a shareholders’ agreement related to the shares of Banco Itaú BBA S.A. (On December 2, 2015, the rescission of said shareholders’ agreement was formalized and its effectiveness is conditioned to the approval by the Central Bank, of the resolution of redemption of shares adopted by the shareholders of Banco Itaú BBA S.A. in an Extraordinary Shareholders’ Meeting held on December 2, 2015).

b)  Issuer’s direct or indirect parent group:

The management members Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal are part of the controlling group of Itaú Unibanco.

c)  If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people:

Not Applicable.

12.13. OTHER RELEVANT INFORMATION OF ITEM 12.13

a)	Regarding the meetings held in the three (3) past years, we inform:

Year	Type of Meeting	Date/Time	Quorum

2015	Annual	04.29.2015 3:00 p.m.	more than 90% of common shares and more than 20% of preferred shares
	Extraordinary	04.29.2015 3:05 p.m.	more than 90% of common shares and more than 4% of preferred shares
	Extraordinary	04.29.2015 3:10 p.m.	more than 90% of common shares and more than 4% of preferred shares
2014	Extraordinary	04.23.2014 3:00 p.m.	more than 90% of common shares and more than 5% of preferred shares
	Extraordinary	04.23.2014 3:05 p.m.	more than 90% of common shares and more than 5% of preferred shares
	Annual	04.23.2014 3:10 p.m.	more than 90% of common shares and more than 20% of preferred shares
	Extraordinary	04.23.2014 3:15 p.m.	more than 90% of common shares and more than 5% of preferred shares
2013	Extraordinary	04.19.2013 3:00 p.m.	more than 90% of common shares and more than 3% of preferred shares
	Annual	04.19.2013 3:20 p.m.	more than 90% of common shares and more than 18% of preferred shares
	Extraordinary	04.19.2013 3:40 p.m.	more than 90% of common shares and more than 3% of preferred shares

b)	Training in 2015

Executive Board:

Training	Audience	Frequency	Adhesion	Proposal for 2016

Risk Culture	Up to Members of the Board of Directors	Specific dates	100%	Continues in 2016

Reporting	Officers	Annual	77%	Continues in 2016

Executive Seminars	Superintendents and Officers	and Annual	68%	New cycle in 2016

Audit Committee:

The Audit Committee has autonomy to establish and contract training activities. The Audit Committee does not have a pre-established training program, contracting training when a specific need is identified for the body or its members. Additionally, the Committee makes benchmark, for the topics under its responsibility and that it considers significant, including abroad, with other organizations or with the best practices identified by consultants.

In 2015, a training on regulatory, financial and tax environment abroad was conducted, as well as another one on risk culture, with benchmark for operating aspects of the Audit Committee and activities of the Internal Audit with financial entities and consulting companies in the United States of America. Also in 2015, the Audit Committee developed a program to introduce the Committee to new members.

c)	Relationship among the Audit Committee, the Executive Board, and the Chairman of the Board of Directors

Based on the responsibilities established in its Regulations and on the assessment of the main risks of Itaú Unibanco’s Conglomerate, the Audit Committee establishes annually its meeting schedule, including with the Executive Board. This annual planning is permanently revised by the Audit Committee, which may change its meeting planning at any time.

Over 2015, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit and Internal Controls, Compliance and Operating Risk. Also in 2015, the Audit Committee held meetings with the following areas: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market Risk, Legal, Proprietary Business, Ombudsman's Office and with the Ombudsman, and with those responsible for a number of business of Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco’s units in Latin America and in the North hemisphere (United States of America and Caribbean, Europe, Asia and Middle East), as well Banco Itaú Chile’s integration project into CorpBanca.

At least quarterly, the Audit Committee holds a joint meeting with the Chief Executive Officer of Itaú Unibanco Holding S.A. and with the Chairman of the Board of Itaú Unibanco Holding S.A., in which the Audit Committee presents its findings and recommendations and monitors the progress of the recommendations previously submitted.

Relationship among the Audit Committee, the Board of Directors and the Fiscal Council

The Audit Committed is linked to the Board of Directors of Itaú Unibanco Holding S.A. The Chairman of the Audit Committee presents, at least twice a year, to the Board of Directors, the outcome of work performed in the six-month period by the Audit Committee, as well as its recommendations, including about the financial statements, evaluation of the external auditor, internal auditor and internal controls, compliance and operating risk area. As from 2015, the Audit Committee reports to the Board of Directors the correspondence received from regulatory authorities in Brazil that need to be analyzed by the Board of Directors. In 2015, the chairman of the Audit Committee presented matters in five meetings of the Board of Directors.

The Audit Committee meets annually with the members of the Fiscal Council of Itaú Unibanco Holding S.A., when the notes of the Audit Committee about the consolidated financial statements of Itaú Unibanco Holding S.A. for the year ended in December of each year are presented thereto.

Relationship between the Board of Directors and the Fiscal Council

The Fiscal Council takes part in all meetings of the Board of Directors in which the financial statements of the Issuer are examined (therefore, 4 times a year).

Relationship between the Fiscal Council and the Executive Board

The Fiscal Council meets the Executive Board of Itaú Unibanco Holding S.A. when the financial statements of the Issuer are presented (therefore, 4 times a year). In addition, in 2015, the Fiscal Council met two more times with the Executive Board to discuss specific matters.

d)	In 2015, as part of the Integrity and Ethics Program of Itaú Unibanco, we developed the following training courses:

Training	Audience	Frequency	Adherence	Proposal for 2016
Ethics e-learning course	Up to managers	Since the launch of the current version of the Code of Ethics	72%	Implementation of the new e-learning course

Prevention of corruption e-learning course	Up to officers	Biannual	84% Central Adm.	Continues in 2016

			61% Brach Network

			88% IBBA

Prevention of corruption face-to-face training	Up to superintendents of the areas more sensitive to corruption risk	Biannual	81%	Continues in 2016 (refresher course for the trained areas and call of new areas)

Ethics workshop	Managers and coordinators	Specific dates	100%	Continues in 2016 for new managers and coordinators

Executive seminars	Superintendents and officers	Annual	68%	New cycle in 2016

Adherence to the Code of Ethics (#) preceded by a quiz to evaluate the knowledge about the Code of Ethics.	Up to officers	Annual	92%	Replaced by an unified term that comprises ethics and other topics related to corporate integrity

e)	In 2015, the Ombudsman received 921 reports related to interpersonal conflicts and conflicts of interest in the work environment involving the organization’s employees.

For all situations addressed, when misaligned behaviors were identified, guidance and disciplinary measures were applied based on Itaú Unibanco’s polices that are available to all employees.

f)	Supporting Documentation for the Meetings of the Board of Directors:

The member of the Board receive, whenever possible, at least five (5) days before the meeting, the supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and prepare for productive cooperation in the debates.

g)	Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.